08042929

HCB

HCSB FINANCIAL CORPORATION

Loris, South Carolina

Annual Report

HCSB FINANCIAL CORPORATION

HORRY COUNTY STATE BANK

Loris, South Carolina

Annual Report

2007

www.hcsbaccess.com

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Contents

Headquarters

5201 Broad Street
Loris, South Carolina 29569
(843) 756-6333

Mailing Address:
Post Office Box 218
Loris, South Carolina 29569

Certain statements in this annual report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the future plans and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Please see our annual report filed on Form 10-KSB for further discussion of these risks.

HCSB Financial Corporation will furnish, free of charge, copies of the Annual Report and the Company's Report to the Securities and Exchange Commission (Form 10-KSB) upon written request to James R. Clarkson, President and C.E.O., HCSB Financial Corporation, Post Office Box 218, Loris, South Carolina 29569.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

MESSAGE TO SHAREHOLDERS

December 31, 2007 concluded the first twenty years of the operation of HCSB Financial Corporation and its subsidiary, Horry County State Bank. A brief reflection will illustrate just how far we have come . . . from a bank with one office in Loris, $2 million in assets, and eight employees in January 1988 to a bank with 14 offices throughout most of Horry County, $438 million in assets, and 156 employees at the end of 2007.

The year 2007 presented some excellent opportunities for our bank to position itself for future growth and to strengthen our management team and support services staff. Our Board of Directors elected to take advantage of these opportunities which we realized would likely result in a sacrifice of short-term profitability in exchange for the long-range welfare of HCSB.

We opened our thirteenth full-service office in June in The Plaza at Gator Hole at Ocean Drive. And in November we moved into our new facility at 1300 2nd Avenue in Conway. In addition to the staffing of these new branches, we added a significant number of employees to support our sales staff in these new offices and our other branches, which continue to experience growth.

As we expected, these strategic decisions resulted in a reduction of earnings from $2.8 million in 2006 to $2.0 million in 2007. We did experience significant growth in other areas, however. In fact, total assets increased by 21.9% in 2007 to $438.4 million. The biggest component of this growth was our loan portfolio, which grew by 38.4% to $348.7 million net of our reserve for loan losses. Also, in 2007, our deposits grew by 23.9% to $340.9 million, and shareholders' equity rose by 9.3% to $31.0 million.

While we're quite proud of many of our accomplishments in 2007 and over our first 20 years, we need to emphasize our future. In the near term of 2008, our company faces some serious challenges, as do most other segments of the economy, both local and national. Oil prices are projected to continue to rise in 2008, which has negative implications on agricultural profit margins, the tourism industry and household financial situations in general. And, too, real estate values have begun to decline as developers take a wait-and-see approach and as the availability of residential mortgage products has been substantially reduced in the aftermath of the sub-prime mortgage situation. Furthermore, it seems that presidential election years always create additional anxiety.

Despite the doom and gloom being portrayed by the media, however, we at HCSB have reason to be very excited over our future. First of all, we do not have a sub-prime mortgage portfolio or an adjustable rate residential mortgage portfolio such as those that have captured media headlines in recent months. And quite frankly, while our local economy is admittedly not nearly as robust as it was a couple of years ago, we believe financial conditions and opportunities in Horry County are still far stronger than those of neighboring inland counties.

In addition, we have made recent additions to our services, and we have still more services to be introduced in 2008 which will enable us to utilize our technology in providing the convenience that the public desires. The trend in banking today is to enable the customer base to have ready access to their accounts and the flexibility to perform banking functions whenever and wherever

MESSAGE TO SHAREHOLDS - *continued*

it may be most convenient to them. We at HCSB are committed to offering these service delivery channels just as the big banks do.

As the chief executive officer of your community banking company, what really excites me most about our future, however, is the quality of the workforce that we have at HCSB. Regardless of whether our economy is strong or moderate and despite the growing dependence upon technology for banking services, the two primary traits that will set us apart from other banking institutions is the quality and experience of our staff and the level of service that we provide to our customers. While I recognize that a seemingly increasing number of people are putting maximum emphasis now on pricing, I still steadfastly believe in the quote that "the bitterness of poor quality remains long after the sweetness of low price." As mentioned earlier, last year we were fortunate to be able to employ a significant number of outstanding people to add to and supplement the fine staff that we already had. As employees at HCSB, we are committed to providing a quality of service second to none in a manner which will enable us to continue to add new relationships to our bank and build upon those which we have developed over these last twenty years.

So, again, as noted in the first paragraph above, a lot has changed with HCSB since our inception 20 years ago. And while we can all agree that each and every change is not at times perceived to be better, we can surely also agree that we may undoubtedly expect much more change to come. In fact, our ability to anticipate, keep up with, and manage change will be a key to our continued success.

And while we undoubtedly must look to the changing future and the challenges and opportunities it will surely bring, we must not forget that our underlying reason for growth in assets and profitability has been and will continue to be primarily attributable to the quality of banking services that we offer and the manner in which we provide them. In short, we must continue to do "the little things that make a little bank . . . BIG!" and to treat our customers the way that we as employees desire to be treated.

We continue to appreciate our shareholders and remind you that you, too, can help to support the continued growth in the value of your investment by recommending Horry County State Bank at your every opportunity.

Most respectfully,

James R. Clarkson
President & CEO

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Ten Year History
(Omit 000's)

Year	Assets	Deposits	Loans (net)	Capital	Earnings
1998	$ 83,586	$ 69,970	$ 55,061	$ 8,024	$ 511
1999	114,326	94,829	74,871	8,341	994
2000	143,718	123,500	90,300	9,781	1,037
2001	148,651	120,073	116,596	10,895	996
2002	211,598	164,161	161,381	19,850	1,161
2003	269,714	209,931	190,055	21,509	1,568
2004	296,807	222,389	210,649	23,454	2,055
2005	331,662	254,137	232,509	25,303	2,408
2006	359,357	275,151	251,849	28,350	2,805
2007	438,353	340,851	348,671	30,983	2,040

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Selected Financial Data

The following table sets forth certain selected financial data concerning the Company. The selected financial data has been derived from the financial statements. This information should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

Year Ended December 31,	2007	2006	2005	2004	2003
(Dollars in thousands, except per share)					
Financial Condition:					
Investment securities, available for sale	$49,609	$ 50,830	$ 38,233	$ 42,597	$ 28,115
Allowance for loan losses	3,535	2,718	2,569	2,155	1,774
Net loans	348,671	251,849	232,509	210,649	190,055
Premises and equipment, net	16,051	16,139	11,681	11,803	9,377
Total assets	438,353	359,537	331,662	296,807	269,714
Noninterest-bearing deposits	32,407	26,428	25,418	27,973	23,149
Interest-bearing deposits	308,444	248,723	228,719	194,416	186,782
Total deposits	340,851	275,151	254,137	222,389	209,931
Advances from the Federal Home Loan Bank	52,300	43,390	43,390	43,390	36,690
Total liabilities	407,370	331,187	306,359	273,353	248,205
Total shareholders' equity	30,983	28,350	25,303	23,454	21,509
Results of Operations:					
Interest income	$28,536	$ 23,680	$ 19,164	$ 15,172	$ 14,237
Interest expense	14,222	11,114	7,456	4,936	5,540
Net interest income	14,314	12,566	11,708	10,236	8,697
Provision for loan losses	985	770	1,070	1,285	857
Net interest income after provision for loan losses	13,329	11,796	10,638	8,951	7,840
Other income	2,696	2,604	1,931	2,156	2,002
Other expense	12,933	10,308	8,903	7,961	7,436
Income before income taxes	3,092	4,092	3,666	3,146	2,406
Income tax expense	1,052	1,287	1,258	1,091	838
Net income	$ 2,040	$ 2,805	$ 2,408	$ 2,055	$ 1,568
Per Share Data [(1)]**:**					
Net income	$ 0.55	$ 0.77	$ 0.66	$ 0.57	$ 0.44
Period end book value	$ 8.42	$ 7.70	$ 6.87	$ 6.40	$ 5.88

(1) Adjusted for 5% stock dividends declared in February 2001, February 2002 and February 2003, and the 7.5% stock dividend declared in January 2004. Adjustments have also been made for the 3% stock dividends declared in January 2005, January 2006, and February 2008, as well as the two-for-one stock split in the form of a 100% stock dividend declared in January 2007.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Description of Company's Business

HCSB Financial Corporation (the Company) was incorporated on June 10, 1999 to become a holding company for Horry County State Bank. The Company's only significant asset is its wholly owned subsidiary, Horry County State Bank (the Bank). The Bank is a state-chartered bank incorporated on December 18, 1987 and located at 5201 Broad Street, Loris, South Carolina. The Company's primary market includes Horry County in South Carolina and Columbus and Brunswick Counties in North Carolina. From its 14 branch locations, the Company offers a full range of deposit services, including checking accounts, savings accounts, certificates of deposit, money market accounts, and IRAs, as well as a broad range of non-deposit investment services.

The Company is primarily engaged in the business of attracting deposits from the general public and using these deposits together with other funds to make agricultural, commercial, consumer, and real estate loans. The Company's operating results depend to a substantial extent on the difference between interest and fees earned on loans and investments and the Company's interest expense, consisting principally of interest paid on deposits and borrowings. Unlike most industrial companies, virtually all of the assets and liabilities of financial institutions are monetary. As a result, interest rates have a greater effect on the financial institution's performance. In addition to competing with other traditional financial institutions, the Company also competes for savings dollars with nontraditional financial intermediaries, such as mutual funds. This has resulted in a highly competitive market area. The Company attempts to compete in this highly competitive market by focusing on providing personal service and attention to its customers.

In 1995 the Company opened its first branch office in the Mt. Olive community of Horry County and has since expanded its branch network to 14 banking offices located throughout Horry County, as well as an Operations Center in Loris, South Carolina which houses the Company's support services. This expansion of its branch system has enabled the Company to more effectively compete for deposits and loans. By expanding into different communities, the Company has been able to substantially diversify its market place from one of a predominantly agricultural flavor to one which blends residential developments of retirees and others, tourism, major employment areas, central county government and the market's most active overall growth areas. In so doing, the Company has reduced considerably the seasonality in its loan portfolio as well as the risks that are at times inherent with concentration of loans in one particular segment of the economy.

In order to support this growth in its branch network, the Company has undertaken several secondary common stock offerings. Prior to its reorganization from a bank into the holding company, Horry County State Bank undertook three such secondary offerings of its common stock in efforts to strengthen the Bank's regulatory capital position to support projected future growth in assets. Since the reorganization was consummated in 1999, the Company committed to another secondary offering in 2002 whereby the Company issued an additional 365,712 shares of common stock at a price per share of $22.00, resulting in over $8,000,000 in added capital.

In December, 2004, the Company participated in the issuance of $6,000,000 of trust preferred securities through its non-consolidated subsidiary HCSB Financial Trust I (the Trust) to enable the company to pursue its growth goals and yet maintain a "well-capitalized" status as defined by banking regulatory agencies. This method of raising capital only recently became available to companies such as HCSB Financial Corporation in increments that the Company could utilize. It allows the Company to continue its growth trends without issuing additional common stock, and thus there is no dilution of ownership among the Company's shareholders.

During the year 2006, the Company relocated some of its executive offices temporarily to the second floor of its branch bank at 1701 N. Oak Street, Myrtle Beach, S.C. due to the need for additional space in its Operations Center. The Company purchased a 5-acre tract of land in the Loris Commerce Center in 2006 and expects to begin construction of a new Operations Center on this site in 2008 in order to accommodate its executive offices and all support services in this new facility. The Company intends to offer its present Operations Center for sale.

Also in 2006 the Company acquired a lot and 25,710 square foot building thereon at 1300 Second Avenue, Conway, South Carolina as well as the adjacent lots which front on Third Avenue in Conway, South Carolina. In February 2007, the Company sold an interest in a portion of these properties to TLF Myrtle Beach Properties, LLC, (TLF), the real estate ownership partnership for the law firm of Thompson & Henry, P.A. During 2007 the Company and TLF completed construction of the interior of the Second Avenue and the parking lot on Third Avenue, and the Company completed construction of its drive-up banking facility on Third Avenue as well. Thompson & Henry, P.A. moved

DESCRIPTION OF BUSINESS – *continued*

into their offices on the third floor in October, 2007 and the Company opened its branch and drive-up facility in November, 2007. TLF and the Company have secured two tenants who are presently leasing the entire second floor.

Also in June, 2007 the Company opened a new branch in The Plaza at Gator Hole on Highway 17 in Ocean Drive Beach. The Company entered into a two-year lease on this facility with an option for a one-year renewal, if necessary. The Company expects to purchase or lease a lot in Ocean Drive Beach in 2008 and construct a permanent full-service branch into which it will relocate its present branch.

Market for Common Share and Dividends

As of December 31, 2007, there were 3,677,974 shares of our common stock outstanding held by approximately 2,341 shareholders of record. There is currently no established public trading market in our common stock and trading and quotations of our common stock have been limited and sporadic. Most of the trades of which the Company is aware have been privately negotiated by local buyers and sellers. In addition to these trades, the Company is aware of a small number of trades reported on Yahoo! that occurred on the OTC Bulletin Board between September, 2007 and December 31, 2007. These trades ranged from $20.15 to $21.36. We have included these trades in the following table. Because there has not been an established market for our common stock, we may not be aware of all prices at which our common stock has been traded. We have not determined whether the trades of which we are aware were the result of arm's-length negotiations between the parties. Based on information available to us, we believe transactions in our common stock can be fairly summarized as follows for the periods indicated:

2007	Low	High
Fourth Quarter	$ 21.36	$ 25.22
Third Quarter	$ 20.15	$ 25.22
Second Quarter	$ 20.37	$ 25.22
First Quarter	$ 19.89	$ 23.28
2006		
Fourth Quarter	$ 19.89	$ 19.89
Third Quarter	$ 18.43	$ 19.40
Second Quarter	$ 15.52	$ 19.40
First Quarter	$ 17.95	$ 17.95

All share and per share data in this report has been adjusted to reflect all stock dividends and splits declared by the Company.

No cash dividends have ever been declared or paid by the Company. However, the Board of Directors approved a 10% stock dividend for each of the five years ending December 31, 1996. The Company also paid a two-for-one stock split in the form of a 100% stock dividend in 2000, a 5% stock dividend in each of the years 2001, 2002, and 2003, a 7.5% stock dividend in 2004, a 3% stock dividend in 2005 and 2006, and a two-for-one stock split in the form of a 100% stock dividend in January 2007. The Company also paid a 3% stock dividend on February 15, 2008 to shareholders of record February 5, 2008.

Management does not expect the Company to pay cash dividends in the foreseeable future. The Company's ability to pay dividends depends on the ability of its subsidiary, Horry County State Bank, to pay dividends to the Company. As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

INTRODUCTION

The following discussion describes our results of operations for 2007 as compared to 2006 and also analyzes our financial condition as of December 31, 2007 as compared to December 31, 2006. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, both interest-bearing and noninterest-bearing. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowed funds. In order to maximize our net interest income, we must not only manage the volume of these balance sheet items, but also the yields that we earn on our interest-earning assets and the rates that we pay on interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2007, 2006, and 2005 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we direct a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included an "Interest Rate Sensitivity Analysis" table to help explain this. Finally, we have included a number of tables that provide details about our investment securities, our loans, and our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the Loan Portfolio section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees that we charge to our customers. Likewise, we incur other operating expenses as well. We describe the various components of this noninterest income, as well as our noninterest expense, in the Other Income and Other Expense section.

GENERAL

The Company continued to grow throughout 2007. Total assets increased by $78,816,000, or 21.92 %, and net loans increased by $96,822,000, or 38.44 %. Much of this growth is attributable to the success of our branch network, especially the office in Myrtle Beach and North Myrtle Beach, and the employment of additional lenders and other personnel who were seeking to change employment from Coastal Federal Bank as a result of that bank's decision to be merged into BB&T.

Profitability declined in 2007 by 27.27 %, from $2,805,000 in 2006 to $2,040,000 in 2007, primarily as a result of an increase in salaries and employee benefits from employment of additional personnel and the expenses associated with opening new branches. The growth of the loan portfolio resulted in a loan to deposit ratio of 103.33%. The Company will need to attract additional deposits, borrow more money, or a combination of the two to continue expansion of the loan portfolio. A more detailed discussion of the factors contributing to growth and challenges is presented below.

RESULTS OF OPERATIONS

The Company experienced an increase of $4,858,000, or 23.79%, in interest income on loans and related fees for the year ended December 31, 2007. Because of the increase in growth in interest-bearing deposits, total interest expense increased $3,108,000, or 27.96%, to $14,222,000. Although net interest income increased significantly during 2007, the Company also experienced a significant increase in noninterest expense. The primary factor contributing to the increase of noninterest expense was salaries and employee benefits, which increased $1,687,000, or 28.11%, from $6,002,000 for the year ended December 31, 2006. This increase was primarily the result of the employment of additional lenders and other personnel who we believe will contribute to the Bank's future growth and success. Overall, the Company had net income for the year ended December 31, 2007 of $2,040,000, compared to $2,805,000 for the year ended December 31, 2006. This represents a decrease in net income of $765,000, or 27.27%.

ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

During the twelve months ended December 31, 2007, total assets increased $78,816,000, or 21.92%, when compared to December 31, 2006. The primary reason for the increase in total assets was an increase in net loans of $96,822,000, or 38.44%, during 2007 from $251,849,000 at December 31, 2006. Total deposits increased $65,700,000, or 23.88%, from the December 31, 2006 amount of $275,151,000. Within the deposit area, interest-bearing deposits increased $59,721,000, or 24.01%, and noninterest-bearing deposits increased $5,979,000, or 22.62%, during 2007. The increase in deposits was primarily due to the increase in our time deposits which increased $46,061,000, or 43.48%, from $105,941,000 at December 31, 2006 to $152,002,000 at December 31, 2007.

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

The Company has sought to maintain a conservative approach in determining the distribution of its assets and liabilities. The following table presents the percentage relationships of significant components of the Company's average balance sheets for the last three fiscal years.

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY - *continued*

Balance Sheet Categories as a Percent of Average Total Assets

	2007	2006	2005
Assets:			
Interest earning assets:			
Federal funds sold	2.83%	5.86%	6.67%
Time deposits with other banks	-	-	0.06
Investment securities	13.48	14.36	13.84
Loans	76.86	71.72	70.87
Total interest earning assets	93.17	91.94	91.44
Cash and due from banks	2.00	3.06	3.79
Allowance for loan losses	(0.78)	(0.77)	(0.73)
Premises and equipment	3.84	3.75	3.51
Other assets	1.77	2.02	1.99
Total assets	100.00%	100.00%	100.00%
Liabilities and shareholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	70.08%	68.82%	68.17%
Federal funds purchased	0.09	-	-
Advances from the Federal Home Loan Bank	11.59	12.57	13.57
Notes Payable	0.43	0.25	-
Debt due to trust	1.57	1.79	1.94
Total interest-bearing liabilities	83.76	83.43	83.68
Noninterest-bearing deposits	8.00	7.94	7.95
Accrued interest and other liabilities	0.78	0.87	0.71
Total liabilities	92.54	92.24	92.34
Shareholders' equity	7.46	7.76	7.66
Total liabilities and shareholders' equity	100.00%	100.00%	100.00%

NET INTEREST INCOME

Earnings are dependent to a large degree on net interest income. Net interest income represents the difference between gross interest earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds. The interest rate spread and the net yield on earning assets are two significant elements in analyzing the Company's net interest income. The interest rate spread is the difference between the yield on average earning assets and the rate on average interest-bearing liabilities. The net yield on earning assets is computed by dividing net interest income by the average earning assets.

For the year ended December 31, 2007, net interest income was $14,314,000, an increase of $1,748,000, or 13.91%, over net interest income of $12,566,000 in 2006. Interest income from loans, including fees, was $25,275,000, an increase of $4,858,000, or 23.79%, from 2006 to 2007 as employment of additional lenders resulted in an increase in loans. Interest expense for the year ended December 31, 2007 was $14,222,000, compared to $11,114,000 for 2006. This represents a increase of $3,108,000, or 27.96%, compared to the prior year. The interest rate spread and net yield on earning assets reflected the pressure created by the higher interest rate environment when compared to the previous year as our customers began to move more of their money out of interest-bearing demand deposits into time deposit accounts, which increased $46,061,000, or 43.48%, throughout 2007. Our time deposit accounts have become very attractive to our customers in the current interest rate environment. The net yield realized on earning assets was 3.90% for 2007, compared to 3.96% in 2006. The interest rate spread was 3.46% and 3.60% in 2007 and 2006, respectively.

The following table sets forth, for the periods indicated, the weighted-average yields earned, the weighted-average yields paid, the interest rate spread, and the net yield on earning assets. The table also indicates the average daily balance and the interest income or expense by specific categories.

Average Balances, Income and Expenses, and Rates

Year ended December 31,	2007			2006			2005		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:									
Earning Assets:									
Securities, taxable	$42,538	2,212	5.20%	$39,395	$1,869	4.74%	$ 35,499	$ 1,391	3.92%
Securities, nontaxable	7,571	290	3.83	7,273	274	3.77	5,897	225	3.82
Loans [1]	302,965	25,275	8.34	247,614	20,417	8.25	226,528	16,743	7.39
Federal funds sold	11,161	586	5.25	20,230	964	4.77	21,330	694	3.25
Time deposits with other banks	-	-	-	-	-	-	183	4	2.19
Nonmarketable equity securities	3,035	173	5.70	2,933	156	5.32	2,830	107	3.78
Total earning assets	367,270	$28,536	7.77%	317,445	$ 23,680	7.46%	292,267	$ 19,164	6.56%
Cash and due from banks	7,869			10,572			12,113		
Allowance for loan losses	(3,069)			(2,673)			(2,328)		
Premises and equipment	15,157			12,966			11,224		
Other assets	6,962			6,961			6,356		
Total assets	$394,189			$345,271			$319,632		
Liabilities:									
Interest-Bearing Liabilities:									
Interest-bearing deposits	$276,269	11,268	4.08%	$237,599	$ 8,391	3.53%	$217,905	$ 5,271	2.42%
Other borrowings	53,925	2,954	5.48	50,446	2,723	5.40	49,576	2,185	4.41
Total interest-bearing liabilities	330,194	14,222	4.31%	288,045	11,114	3.86%	267,481	7,456	2.79%
Noninterest-bearing deposits	31,545			27,415			25,402		
Accrued interest and other liabilities	3,060			3,006			2,265		
Shareholders' equity	29,390			26,805			24,484		
Total liabilities and shareholders' equity	$394,189			$345,271			$319,632		
Net interest income/spread		$ 14,314	3.46%		$ 12,566	3.60%		$ 11,708	3.77%
Net interest margin			3.90%			3.96%			4.01%

[1] The effects of loans in nonaccrual status and fees collected are not significant to the computations.

RATE/VOLUME ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume), and (iii) changes in rate and volume (change in rate multiplied by the change in volume) is provided as follows:

	2007 compared to 2006 Due to increase (decrease) in			
(Dollars in thousands)	Volume[1]	Rate [1]	Volume/Rate	Total
Interest income:				
Taxable securities	$ 149	$ 180	$ 14	$ 343
Nontaxable securities	11	5	-	16
Loans	4,564	240	54	4,858
Federal funds sold	(432)	98	(44)	(378)
Time deposits with other banks				
Nonmarketable equity securities	6	11	-	17
Total interest income	4,298	534	24	4,856
Interest expense:				
Interest-bearing deposits	1,366	1,300	211	2,877
Other borrowings	188	40	3	231
Total interest expense	1,554	1,340	214	3,108
Net interest income	$ 2,744	$ (806)	$ (190)	$ 1,748

	2006 compared to 2005 Due to increase (decrease) in			
(Dollars in thousands)	Volume[1]	Rate [1]	Volume/Rate	Total
Interest income:				
Taxable securities	$ 153	$ 293	$ 32	$ 478
Nontaxable securities	53	(3)	(1)	49
Loans	1,558	1,935	181	3,674
Federal funds sold	(36)	323	(17)	270
Time deposits with other banks	(4)	-	-	(4)
Nonmarketable equity securities	4	43	2	49
Total interest income	1,728	2,591	197	4,516
Interest expense:				
Interest-bearing deposits	476	2,424	219	3,119
Other borrowings	38	491	9	538
Total interest expense	514	2,915	228	3,657
Net interest income	$ 1,214	$ (324)	$ (31)	$ 859

[1] Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.

RATE SENSITIVITY

Interest rates paid on deposits and borrowed funds and interest rates earned on loans and investments have generally followed the fluctuations in market rates in 2007 and 2006. However, fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on the Company's interest rate sensitivity position. A rate-sensitive asset or liability is one that can be repriced either up or down in interest rate within a certain time interval. When a proper balance exists between rate-sensitive assets and rate-sensitive liabilities, market interest rate fluctuations should not have a significant impact on liquidity and earnings. The larger the imbalance, the greater the interest rate risk assumed and the greater the positive or negative impact of interest fluctuations on liquidity and earnings.

Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of repricing characteristics of interest-earning assets and interest-bearing liabilities and is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The following table, "Interest Rate Sensitivity Analysis," indicates that, on a cumulative basis, after three through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a twelve-month liability sensitive position. For a bank with a liability-sensitive position, or negative gap, falling interest rates would generally be expected to have a positive effect on net interest income, and rising interest rates would generally be expected to have the opposite effect. The following table presents the Company's rate sensitivity at each of the time intervals indicated as of December 31, 2007 and may not be indicative of the Company's rate-sensitivity position at other points in time:

Interest Rate Sensitivity Analysis

December 31, 2007 *(Dollars in thousands)*	**Within One Month**	**After One Through Three Months**	**After Three Through Twelve Months**	**Within One Year**	**Greater Than One Year or Non-Sensitive**	**Total**
Assets						
Interest-earning assets						
Federal fund sold	$ 3,655	$ -	$ -	$ 3,655	$ -	$ 3,655
Loans	172,640	8,227	38,341	219,208	135,006	354,214
Securities	-	-	187	187	52,749	52,936
Total earning assets	176,295	8,227	38,528	223,050	187,755	410,805
Liabilities						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Demand deposits	43,299	-	-	43,299	-	43,299
Savings deposits	113,143	-	-	113,143	-	113,143
Time deposits	13,969	47,571	76,671	138,211	13,791	152,002
Total interest-bearing deposits	170,411	47,571	76,671	294,653	13,791	308,444
Other borrowings	15,000	24,600	7,700	47,300	10,000	57,300
Junior subordinated debentures	-	6,186	-	6,186	-	6,186
Total interest-bearing liabilities	185,411	78,357	84,371	348,139	23,791	371,930
Period gap	$ (9,116)	$ (70,130)	$ (45,843)	$ (125,089)	$ 163,964	
Cumulative gap	$ (9,116)	$ (79,246)	$ (125,089)	$ (125,089)	$ 38,875	
Ratio of cumulative gap to total earning assets	(2.22)%	(19.29)%	(30.45)%	(30.45)%	9.46%	

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings based upon management's evaluation of specific loans in its portfolio and general economic conditions and trends in the marketplace. The 2007 and 2006 provisions for loan losses and their related effect of increasing the allowance for loan losses are related to growth in the loan portfolio. Please refer to the section "Loan Portfolio" for a discussion of management's evaluation of the adequacy of the allowances for loan losses. In 2007 and 2006, the provisions for loan losses were $985,000 and $770,000, respectively.

NONINTEREST INCOME

Noninterest income was $2,696,000 for the year ended December 31, 2007, an increase of $92,000, or 3.53%, when compared with the year ended December 31, 2006. The increase is primarily a result of fee income of $628,000 from residential mortgage loans sold in the secondary market for the year ended December 31, 2007 as compared to $542,000 for the same period in 2006, an increase of $86,000, or 15.87%. This trend may continue as the Bank expands its branch network, but it could be negatively affected by the recent general downturn in the local housing market. This increase in noninterest income is also a result of an increase of $26,000, or 9.00%, in brokerage commissions related to the sale of non-deposit investment products from $289,000 for the year ended December 31, 2006 to $315,000 for the year ended December 31, 2007. In addition, service charges on deposit accounts increased $18,000, or 1.26%, from $1,429,000 for the year ended December 31, 2006 to $1,447,000 for the year ended December 31, 2007. Also, other fees and commissions increased $57,000, or 27.67%, from $206,000 for the year ended December 31, 2006 to $263,000 for the year ended December 31, 2007. We incurred a loss of $92,000 from the sale of several securities available-for-sale early in the year ended December 31, 2007, but we were able to recoup this loss during the year in additional interest income earned on new securities, which we purchased at higher yields.

NONINTEREST EXPENSES

Most categories of noninterest expenses increased during 2007 due to continued growth of the Company. Salaries and employee benefits increased $1,687,000, or 28.11%, due to the employment of additional lenders and other personnel needed for the continued growth and success of the Bank. Also, marketing and advertising expenses increased $125,000, or 34.15%, from $366,000 for the year ended December 31, 2006 to $491,000 for the year ended December 31, 2007. In addition, furniture and equipment expenses also increased $188,000, due mainly to the opening of a new branch in the North Myrtle Beach area in June, 2007 and a new branch in the Conway area in November, 2007. Other operating expenses were $2,574,000 for the year ended December 31, 2007, compared to $2,160,000 for the year ended December 31, 2006.

INCOME TAXES

The Company's income tax expense for 2007 was $1,052,000, a decrease of $235,000 from the 2006 expense of $1,287,000. The decrease in the expense results from the decrease in income before taxes in 2007 compared to 2006. The Company's effective tax rates for the years ended December 31, 2007 and 2006 were 34.02% and 31.45%, respectively.

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. The Company manages both assets and liabilities to achieve appropriate levels of liquidity. Cash and federal funds sold are the Company's primary sources of asset liquidity. These funds provide a cushion against short-term fluctuations in cash flow from both deposits and loans. The investment securities portfolio is the Company's principal source of secondary asset liquidity. However, the availability of this source of funds is influenced by market conditions. Individual and commercial deposits are the Company's primary source of funds for credit activities. Although not historically used as principal sources of liquidity, federal funds purchased from correspondent banks and advances from the Federal Home Loan Bank are other options available to management.

As of December 31, 2007, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $25,800,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. Unpledged securities available-for-sale, which totaled $2,644,000 at December 31, 2007, also serve as a ready source of liquidity. Management believes that the Company's liquidity sources are adequate to meet its operating needs. The level of liquidity is measured by the loans-to-total borrowed funds ratio, which was at 87.11% and 77.56% at December 31, 2007 and 2006, respectively.

IMPACT OF OFF-BALANCE-SHEET INSTRUMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are legally binding agreements to lend to a customer at predetermined interest rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. Standby letters of credit often expire without being used. Management believes that through various sources of liquidity, the Company has the necessary resources to meet obligations arising from these financial instruments.

The Company uses the same credit underwriting procedures for commitments to extend credit and standby letters of credit as for on-balance-sheet instruments. The credit worthiness of each borrower is evaluated and the amount of collateral, if deemed necessary, is based on the credit evaluation. Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties, as well as liquid assets such as time deposit accounts, brokerage accounts, and cash value of life insurance.

The Company is not involved in off-balance-sheet contractual relationships, other than those disclosed in this report, which it believes could result in liquidity needs or other commitments or that could significantly impact earnings.

As of December 31, 2007, commitments to extend credit totaled $66,575,000 and standby letters of credit totaled $761,000.

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at December 31, 2007.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$ 1,363	$ 6,886	$ 30,249	$ 38,498	$ 28,077	$ 66,575
Standby letters of credit	-	114	645	759	2	761
Totals	$ 1,363	$ 7,000	$ 30,894	$ 39,257	$ 28,079	$ 67,336

The Company entered into interest rate swap agreements associated with Federal Home Loan Bank advances during the third quarter of 2003. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The notional amount of advances involved in this transaction totaled $14,600,000. The unrealized loss related to the interest rate swaps was $339,000 at December 31, 2007 and a cumulative negative effect of $89,453 to earnings. The Company believes that the hedging of such debt was very effective as management protected against further declines in interest rates as well as a continuation of interest rates at or near their low levels at the time the transaction was consummated.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

While the effect of inflation on a bank is normally not as significant as its influence on those businesses that have large investments in plant and inventories, it does have an effect. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While interest rates have traditionally moved with inflation, the effect on income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other unless the Company is in a high liability sensitive position. Also, general increases in the price of goods and services will result in increased operating expenses.

CAPITAL RESOURCES

The Company uses several indicators of capital strength. The most commonly used measure is average common equity to average assets, which was 7.46% in 2007 compared to 7.76% in 2006. The change in this ratio reflects an increase in the Company's assets and a decrease in earnings in 2007 as compared to 2006.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Federal Reserve guidelines contain an exemption from the capital requirements for "small bank holding companies" which in 2006 were amended to cover most bank holding companies with less than $500 million in total assets that do not have a material amount of debt or equity securities outstanding registered with the SEC. Although our class of common stock is registered under Section 12 of the Securities Exchange Act, we believe that because our stock is not listed on any exchange or otherwise actively traded, the Federal Reserve Board will interpret its new guidelines to mean that we qualify as a small bank holding company. Nevertheless, our Company remains subject to these capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Regardless, our Company is "well capitalized" under these minimum capital requirements as set per bank regulatory agencies.

CAPITAL RESOURCES – ***continued***

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2007, the most recent notifications from the Bank's primary regulator categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

The Company and the Bank are required to maintain certain risk-based and leverage ratios. The Company and the Bank exceeded these regulatory capital ratios at December 31, 2007, 2006, and 2005 as set forth in the following tables.

December 31, *(Dollars in thousands)*	2007	2006	2005
The Company			
Tier 1 capital	$ 36,423	$ 34,773	$ 31,855
Tier 2 capital	3,323	2,718	2,569
Total qualifying capital	$ 39,746	$ 37,491	$ 34,424
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 361,051	$ 270,498	$ 249,307
Tier 1 risk-based capital ratio	10.88%	12.86%	12.78%
Total risk-based capital ratio	11.87%	13.86%	13.81%
Tier 1 leverage ratio	9.45%	10.07%	9.61%
The Bank			
Tier 1 capital	$ 36,100	$ 33,885	$ 30,664
Tier 2 capital	3,534	2,718	2,569
Total qualifying capital	$ 39,634	$ 36,603	$ 33,233
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 360,346	$ 266,373	$ 248,743
Tier 1 risk-based capital ratio	10.02%	12.72%	12.33%
Total risk-based capital ratio	11.00%	13.74%	13.36%
Tier 1 leverage ratio	8.55%	9.71%	9.25%

The Company does not expect to pay cash dividends to shareholders during 2008.

INVESTMENT PORTFOLIO

Management classifies investment securities as either held-to-maturity or available-for-sale based on their intentions and the Company's ability to hold them until maturity. In determining such classifications, securities that management has the positive intent and the Company has the ability to hold until maturity are classified as held-to-maturity and carried at amortized cost. All other securities are designated as available-for-sale and carried at estimated fair value with unrealized gains and losses included in shareholders' equity on an after-tax basis. As of December 31, 2007 and 2006, all securities were classified as available-for-sale.

The following tables summarize the carrying value of investment securities as of the indicated dates and the weighted-average yields of those securities at December 31, 2007.

Investment Securities Portfolio Composition

December 31, *(Dollars in thousands)*	2007	2006	2005
Government-Sponsored Enterprises	$ 20,447	$ 19,092	$ 8,437
Obligations of state and local governments	7,730	7,435	5,734
Mortgage-backed securities	21,432	23,449	23,242
Equity securities available-for-sale	-	854	820
Nonmarketable equity securities	3,327	2,948	2,867
Total securities	$ 52,936	$ 53,778	$ 41,100

Investment Securities Portfolio Maturity Schedule

December 31, 2007 *(Dollars in thousands)*	Available-for-Sale Carrying Amount	Available-for-Sale Yield
Government-Sponsored Enterprises due:		
After one year but within five years	1,591	5.650%
After five years but within ten years	6,318	5.710%
After ten years	12,538	5.538%
Obligations of states and local governments due:		
Less than one year	187	3.052%
After one year but within five years	1,474	3.944%
After five years but within ten years	4,150	4.024%
After ten years	1,919	3.681%
	7,730	3.900%
Mortgage-backed securities	19,660	5.037%
Collateralized Mortgage Obligation (CMOs)	1,772	5.289%
Equities available-for-sale	-	-
	$ 49,609	5.102%

LOAN PORTFOLIO

Management believes the loan portfolio is adequately diversified. There are no foreign loans, and agricultural loans as of December 31, 2007 are limited. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries.

The Company has experienced continued growth of its loan portfolio throughout 2007 and 2006, resulting in increases of $97,639,000 and $19,489,000, respectively. Management has concentrated on maintaining quality in the loan portfolio. The loan-to-deposit ratio is used to monitor a financial institution's potential profitability and efficiency of asset distribution and utilization. Generally, a higher loan-to-deposit ratio is indicative of higher interest income since loans typically yield a higher return than other interest-earning assets. The loan-to-deposit ratios were 103.33% and 92.52% at December 31, 2007 and 2006, respectively. The loans-to-total borrowed funds ratio was 87.11% and 77.56% at December 31, 2007 and 2006, respectively. Management intends to deploy available funds to loans to the extent it deems prudent to achieve its targeted ratio of loans to deposits; however, there can be no assurance that management will be able to execute its strategy or that loan demand will continue to support growth.

Loan Portfolio Composition

December 31, *(Dollars in thousands)*	2007	2006	2005	2004	2003
Real estate - construction and land development	$ 59,084	$ 28,124	$ 18,686	$ 8,026	$ 13,845
Real estate - mortgage and commercial	201,448	147,156	133,527	110,584	89,801
Agricultural	7,221	6,099	5,141	6,136	6,891
Commercial and industrial	64,019	54,313	55,909	62,991	48,479
Consumer	18,535	18,267	21,168	22,881	27,325
All other loans (including overdrafts)	1,899	608	647	2,186	5,488
Total gross loans	$ 352,206	$ 254,567	$ 235,078	$ 212,804	$ 191,829

Credit Risk Management

Credit risk entails both general risk, which is inherent in the process of lending, and risk that is specific to individual borrowers. The management of credit risk involves the processes of loan underwriting and loan administration. The Company seeks to manage credit risk through a strategy of making loans within the Company's primary marketplace and within the Company's limits of expertise. Although management seeks to avoid concentrations of credit by loan type or industry through diversification, a substantial portion of the borrowers' ability to honor the terms of their loans is dependent on the business and economic conditions in Horry and Marion Counties in South Carolina and Columbus and Brunswick Counties in North Carolina. Additionally, since real estate is considered by the Company as the most desirable nonmonetary collateral, a significant portion of the Company's loans are collateralized by real estate; however, the cash flow of the borrower or the business enterprise is generally considered as the primary source of repayment. Generally, the value of real estate is not considered by the Company as the primary source of repayment for performing loans. The Company also seeks to limit total exposure to individual and affiliated borrowers. The Company seeks to manage risk specific to individual borrowers through the loan underwriting process and through an ongoing analysis of the borrower's ability to service the debt as well as the value of the pledged collateral.

The Company's loan officers and loan administration staff are charged with monitoring the Company's loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay the debt or the value of the pledged collateral. In order to assess and monitor the degree of risk in the Company's loan portfolio, several credit risk identification and monitoring processes are utilized. The Company assesses credit risk initially through the assignment of a risk grade to each loan based upon an assessment of the borrower's financial capacity to service the debt and the presence and value of any collateral.

LOAN PORTFOLIO - *continued*

Credit grading is adjusted during the life of the loan to reflect economic and individual changes having an impact on the borrowers' abilities to honor the terms of their commitments. Management uses the risk grades as a tool for identifying known and inherent losses in the loan portfolio and for determining the adequacy of the allowance for loan losses.

Maturities and Sensitivity of Loans to Changes in Interest Rates:

The following table summarizes the loan maturity distribution, by type, at December 31, 2007 and related interest rate characteristics:

December 31, 2007 *(Dollars in thousands)*	**One Year or Less**	**Over One Year Through Five Years**	**Over Five Years**	**Total**
Real estate - construction and land development	$ 33,560	$ 23,854	$ 1,670	$ 59,084
Real estate - other	68,527	85,235	47,686	201,448
Agricultural	2,487	2,789	1,945	7,221
Commercial and industrial	33,229	24,324	6,466	64,019
Consumer	5,994	11,675	866	18,535
All other loans (including overdrafts)	841	604	454	1,899
	$ 144,638	$ 148,481	$ 59,087	$ 352,206
Loans maturing after one year with:				
Fixed interest rates				$ 133,946
Floating interest rates				73,623
				$ 207,569

Risk Elements

Loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is based on the present value of the expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent.

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.

The following table sets forth our nonperforming assets for the dates indicated.

Nonperforming Assets *(Dollars in thousands)*	**2007**	**2006**	**2005**	**2004**	**2003**
Nonaccrual loans (includes impaired loans)	$ 2,696	$ 760	$ 2,044	$ 4,295	$ 1,641
Restricted	-	-	-	-	-
Total nonperforming loans	2,696	760	2,044	4,295	1,641
Other real estate owned	338	95	485	964	390
Total nonperforming assets	$ 3,034	$ 855	$ 2,529	$ 5,259	$ 2,031
Loans 90 days or more past due and still accruing interest	$ -	$ 1,714	$ 843	$ 378	$ 2,315
Nonperforming assets to period end loans	0.86%	0.33%	1.08%	2.47%	1.06%

LOAN PORTFOLIO - *continued*

For loans to be in excess of 90 days delinquent and still accruing interest, the borrowers must be either remitting payments although not able to get current, liquidation on loans deemed to be well secured must be near completion, or the Company must have a reason to believe that correction of the delinquency status by the borrower is near. The amount of both nonaccrual loans and loans past due 90 days or more were considered in computing the allowance for loan losses as of December 31, 2007. During the year 2007 management made the decision to place all loans which are in excess of 90 days delinquent on nonaccrual status. If the borrower is able to bring the account current, the loan is then placed back on regular accrual status. This decision resulted in an increase in the ratio of nonperforming assets to period end loans as of December 31, 2006, although the ratio of loans in excess of 90 days delinquent to total loans actually declined on December 31, 2007 as compared to December 31, 2006. Management does not expect to incur significant losses from the nonperforming loans. Management expects that future nonaccrual loan balances should more closely mirror the balances as of December 31, 2007.

Summary of Loan Loss Experience

(Dollars in thousands)	2007	2006	2005	2004	2003
Total loans outstanding at end of period	$ 354,214	$ 256,800	$ 235,669	$ 212,808	$ 192,304
Average loans outstanding	$ 302,965	$ 247,614	$ 226,528	$ 211,028	$ 182,445
Balance of allowance for loan losses at beginning of period	$ 2,718	$ 2,569	$ 2,155	$ 1,774	$ 1,452
Charge-offs:					
Real estate	-	4	122	354	27
Commercial	54	418	382	286	368
Consumer and credit card	165	289	287	328	175
Total charge-offs	219	711	791	968	570
Recoveries of loans previous charged-off	51	90	135	64	35
Net charge-offs	168	621	656	904	535
Provision charged to operations	985	770	1,070	1,285	857
Balance of allowance for loan losses at end of period	$ 3,535	$ 2,718	$ 2,569	$ 2,155	$ 1,774
Ratios:					
Net charge-offs to average loans outstanding	0.06%	0.25%	0.29%	0.43%	0.30%
Net charge-offs to loans at end of year	0.05%	0.24%	0.28%	0.42%	0.28%
Allowance for loan losses to average loans	1.17%	1.10%	1.13%	1.02%	0.97%
Allowance for loan losses to loans at end of year	1.00%	1.06%	1.09%	1.01%	0.92%
Net charge-offs to allowance for loan losses	4.75%	22.85%	25.54%	41.95%	30.16%
Net charge-offs to provisions for loan losses	17.06%	80.65%	61.31%	70.35%	62.43%

LOAN PORTFOLIO - *continued*

Management has established an allowance for loan losses through a provision for loan losses charged to expense. The allowance represents an amount which management believes will be adequate to absorb probable losses on existing loans that may become uncollectible. Management does not allocate specific percentages of our allowance for loan losses to the various categories of loans but evaluates the adequacy on an overall portfolio basis utilizing several factors. The primary factor considered is the credit risk grading system, which is applied to each loan. The amount of both nonaccrual loans and loans past due 90 days or more is also considered. The historical loan loss experience, the size of our lending portfolio, and current and anticipated economic conditions is also considered in determining the provision for loan losses. The amount of the allowance is adjusted periodically based on changing circumstances. Recognized losses are charged to the allowance for loan losses, while subsequent recoveries are added to the allowance.

Management regularly monitors past due and classified loans. However, it should be noted that no assurances can be made that future charges to the allowance for loan losses or provisions for loan losses may not be significant to a particular accounting period. At December 31, 2007 and 2006, management considers the allowances for loan losses adequate based on its judgments, evaluations, and analysis of the loan portfolio.

Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not prove to be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

AVERAGE DAILY DEPOSITS

The following table summarizes the Company's average daily deposits during the years ended December 31, 2007, 2006, and 2005. These totals include time deposits $100,000 and over, which at December 31, 2007 totaled $64,044,000. Of this total, scheduled maturities within three months were $32,711,000; over three through twelve months were $31,014,000; and over twelve months were $319,000.

	2007		2006		2005	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
Noninterest-bearing demand	31,545	0.00%	$ 27,415	0.00%	$ 25,402	0.00%
Interest-bearing transaction accounts	47,171	1.19	65,145	1.73	88,477	1.88
Money market savings account	102,532	4.54	67,634	4.51	29,308	2.74
Other savings accounts	5,402	1.22	5,846	1.27	6,146	0.86
Time deposits	121,164	4.94	98,974	4.19	93,974	2.93
Total deposits	$ 307,814		$ 265,014		$ 243,307	

ADVANCES FROM THE FEDERAL HOME LOAN BANK

The following table summarizes the Company's short-term borrowings for the years ended December 31, 2007, 2006 and 2005.

(Dollars in thousands)	Maximum Outstanding at any Month End	Average Balance	Weighted Average Interest Rate	Balance Dec 31, 2007
Advances from Federal Home Loan Bank	$ 52,300	$ 45,674	4.46%	$ 52,300
2006				
Advances from Federal Home Loan Bank	$ 43,390	$ 43,390	4.37%	$ 43,390
2005				
Advances from Federal Home Loan Bank	$ 43,390	$ 43,390	4.27%	$ 43,390

Advances from the Federal Home Loan Bank are collateralized by one-to-four family residential mortgage loans, certain commercial real estate loans, certain securities in the Bank's investment portfolio and the Company's investment in Federal Home Loan Bank stock. Although we expect to continue using Federal Home Loan Bank advances as a secondary funding source, core deposits will continue to be our primary funding source. Of the $52,300,000 advances from Federal Home Loan Bank outstanding at December 31, 2007, $6,700,000 have scheduled principal reductions in 2008, $14,600,000 in 2010, $5,000,000 in 2011 and the remainder after five years.

As discussed in the notes to the financial statements, the Company has entered into interest rate swap agreements associated with Federal Home Loan Bank advances maturing on March 1, 2010, May 24, 2010 and March 22, 2011. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The variable rate was 5.21% at December 31, 2007 and is based on the three month LIBOR index.

JUNIOR SUBORDINATED DEBENTURES

On December 21, 2004, HCSB Financial Trust I (the " Trust"), a non-consolidated subsidiary of the Company, issued and sold a total of 6,000 trust preferred securities, with $1,000 liquidation amount per capital security (the "Capital Securities"), to institutional buyers in a pooled trust preferred issue. The Capital Securities, which are reported on the consolidated balance sheet as junior subordinated debentures, generated proceeds of $6 million. The Trust loaned these proceeds to the Company to use for general corporate purposes. The junior subordinated debentures qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. See Note 11 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $98,694 and $102,361 at December 31, 2007 and 2006, respectively, and are included in other assets on the consolidated balance sheet. Amortization of debt issuance costs from junior subordinated debentures totaled $3,667 for the years ended December 31, 2007, and December 31, 2006, and are reported in other expenses on the consolidated income statement for the years ended December 31, 2007, and December 31, 2006.

RETURN ON EQUITY AND ASSETS

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average daily equity), and equity to assets ratio (average daily equity divided by average total assets) for the period indicated. Since its inception, the Company has not paid cash dividends.

	2007	2006	2005
Return on average assets	0.52%	0.81%	0.75%
Return on average equity	6.94%	10.46%	9.83%
Equity to assets ratio	7.46%	7.77%	7.66%

ACCOUNTING AND FINANCIAL REPORTING ISSUES

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2007, as filed on our annual report on Form 10-KSB. Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

INDUSTRY DEVELOPMENTS

Sarbanes-Oxley Act of 2002

The Congress of the United States of America passed the Sarbanes-Oxley Act in 2002 in the aftermath of corporate scandals among several major publicly traded corporations. The intent of the Act was to legislate corporate governance and better ascertain the accuracy of financial reporting by companies regulated by the Securities and Exchange Commission.

Section 404 of the Sarbanes-Oxley Act, which becomes effective for the Company in 2008, requires that the Company adopt and maintain effective internal controls that will, among other things, permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Management of the Company has the responsibility to adopt sound accounting policies, maintain an adequate and efficient accounting system, safeguard assets and devise policies to ensure that the Company complies with applicable laws and regulations.

To assist in this process the company has purchased software from the national accounting firm of Crowe Chizek and retained the services of Elliott Davis, LLC and Co Source, LLC to work with management and participate in the Section 404 process. Elliott Davis, LLC will perform only those services in this regard that are acceptable by the Public Company Accounting Oversight Board (PCAOB). Compliance with Section 404 of the Sarbanes-Oxley Act will certainly add to the Company's operating expenses due to requirements for additional technology, record keeping, and professional assistance that is necessary.

From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
HCSB Financial Corporation and Subsidiary
Loris, South Carolina

We have audited the accompanying consolidated balance sheets of HCSB Financial Corporation and its subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCSB Financial Corporation and its subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of HCSB Financial Corporation's internal control over financial reporting as of December 31, 2007 included in Management's Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 10, 2008

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2007	December 31, 2006
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 7,958	$ 9,463
Federal funds sold	3,655	19,238
Total cash and cash equivalents	11,613	28,701
Investment securities:		
Securities available-for-sale	49,609	50,830
Nonmarketable equity securities	3,327	2,948
Total investment securities	52,936	53,778
Loans held for sale	2,008	2,233
Loans receivable	352,206	254,567
Less allowance for loan losses	(3,535)	(2,718)
Loans, net	348,671	251,849
Premises, furniture and equipment, net	16,051	16,139
Accrued interest receivable	3,473	2,880
Other assets	3,601	3,957
Total assets	$ 438,353	$ 359,537
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	32,407	$ 26,428
Interest-bearing transaction accounts	43,299	53,693
Money market savings accounts	104,310	83,795
Other savings accounts	8,833	5,294
Time deposits $100 and over	64,044	47,369
Other time deposits	87,958	58,572
Total deposits	340,851	275,151
Repurchase Agreements	5,000	-
Advances from the Federal Home Loan Bank	52,300	43,390
Notes Payable	-	3,478
Junior subordinated debentures	6,186	6,186
Accrued interest payable	982	772
Other liabilities	2,051	2,210
Total liabilities	407,370	331,187
Commitments and Contingencies (Notes 4, 12 and 13)		
Shareholders' Equity:		
Common stock, $0.01 par value, 10,000,000 shares authorized; 3,677,974 and 3,569,874 shares issued and outstanding in 2007 and 2006, respectively	37	36
Capital surplus	28,689	25,756
Nonvested restricted stock	(645)	(645)
Retained earnings	2,908	3,626
Accumulated other comprehensive loss	(6)	(423)
Total shareholders' equity	30,983	28,350
Total liabilities and shareholders' equity	$ 438,353	$ 359,537

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

(Dollars in thousands except share amounts)	Years ended December 31, 2007	2006
Interest income:		
Loans, including fees	$ 25,275	$ 20,417
Investment securities:		
Taxable	2,212	1,869
Tax-exempt	290	274
Nonmarketable equity securities	173	156
Federal funds sold and other	586	964
Total	28,536	23,680
Interest expense:		
Deposits	11,268	8,391
Borrowings	2,954	2,723
Total	14,222	11,114
Net interest income	14,314	12,566
Provision for loan losses	985	770
Net interest income after provision for loan losses	13,329	11,796
Noninterest income:		
Service charges on deposit accounts	1,447	1,429
Credit life insurance commissions	57	48
Gain on sale of residential mortgage loans	628	542
Brokerage commissions	315	289
Other fees and commissions	263	206
Losses on sales of securities	(92)	-
Other	78	90
Total	2,696	2,604
Noninterest expenses:		
Salaries and employee benefits	7,689	6,002
Net occupancy	868	668
Marketing and advertising	491	366
Loss on sale of assets	11	-
Furniture and equipment	1,300	1,112
Other operating	2,574	2,160
Total	12,933	10,308
Income before income taxes	3,092	4,092
Income tax provision	1,052	1,287
Net income	$ 2,040	$ 2,805
Net income per common share		
Basic	$ 0.55	$ 0.77
Diluted	$ 0.55	$ 0.77
Average common shares outstanding		
Basic	3,677,467	3,648,335
Diluted	3,704,934	3,665,065

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
Years ended December 31, 2007 and 2006

(Dollars in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Nonvested restricted stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2005	1,788,201	$ 18	$ (703)	$ 25,685	$ 865	$ (562)	$ 25,303
Net income					2,805		2,805
Other comprehensive income, (loss) net of tax expense of $81						139	139
Comprehensive income							2,944
Payment for fractional shares	(1,247)				(44)		(44)
Forfeiture of restricted stock	(2,017)		58	(58)			
Stock option expense				147			147
Declaration of 2 for 1 stock split on January 18, 2007	1,784,937	18		(18)			-
Balance, December 31, 2006	3,569,874	36	(645)	25,756	3,626	(423)	28,350
Net income					2,040		2,040
Other comprehensive income, (loss) net of tax expense of $245						417	417
Comprehensive income							2,457
Exercise of stock options	1,986			29			29
Stock option expense				147			147
Declaration of 3% stock dividend on January 17, 2008	106,114	1		2,757	(2,758)		-
Balance, December 31, 2007	3,677,974	$ 37	$ (645)	$ 28,689	$ 2,908	$ (6)	$ 30,983

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years ended December 31,	
	2007	2006
Cash flows from operating activities:		
Net income	$ 2,040	$ 2,805
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	985	770
Deferred income tax benefit	(252)	(269)
Depreciation expense	728	636
Premium amortization less discount accretion	33	86
Amortization of net deferred loan costs	14	10
Loss on sale of securities available-for-sale	92	-
(Gain) loss on sale of other real estate owned	10	(26)
Gain on disposal of premises and equipment	-	(20)
Increase in interest receivable	(593)	(642)
Increase in interest payable	210	223
(Increase) decrease in other assets	605	(21)
Stock compensation expense	147	147
Increase (decrease) in other liabilities	(159)	113
Net cash provided by operating activities	3,860	3,812
Cash flows from investing activities:		
Purchases of securities available-for-sale	(21,265)	(17,350)
Maturities of securities available-for-sale	12,077	4,887
Proceeds from sales of securities available-for-sale	10,947	-
Net increase in loans to customers	(97,934)	(22,221)
Purchase of premises, furniture and equipment	(2,347)	(5,094)
Proceeds from sale of premises, furniture and equipment	1,707	20
Proceeds from sale of other real estate owned	85	875
Purchase of nonmarketable equity securities	(379)	(81)
Net cash used by investing activities	(97,109)	(38,964)
Cash flows from financing activities:		
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	19,639	11,122
Net increase in time deposits	46,061	9,892
Net increase in notes payable	(3,478)	3,478
Net increase in FHLB borrowings	8,910	-
Net increase in repurchase agreements	5,000	-
Exercise of stock options	29	-
Cash paid for fractional shares	-	(44)
Net cash provided by financing activities	76,161	24,448
Net decrease in cash and cash equivalents	(17,088)	(10,704)
Cash and cash equivalents, beginning of year	28,701	39,405
Cash and cash equivalents, end of year	$ 11,613	$ 28,701

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation - The accompanying consolidated financial statements include the accounts of HCSB Financial Corporation and Subsidiary (the Company) and its wholly owned subsidiary, Horry County State Bank (the Bank) and all of the stock of HCSB Financial Trust I (the Trust). The Company was incorporated on June 10, 1999. The Bank was incorporated on December 18, 1987, and opened for operations on January 4, 1988. The principal business activity of the Company is to provide commercial banking services in Horry County, South Carolina, and in Columbus and Brunswick Counties, North Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The Trust is a special purpose subsidiary organized for the sole purpose of issuing trust preferred securities. The operations of the Trust have not been consolidated in these financial statements.

Management's Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, and the carrying amount of real estate acquired in connection with foreclosures or in satisfaction of loans. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Investment Securities - Investment securities available-for-sale by the Company are carried at amortized cost and adjusted to their estimated fair value. The unrealized gain or loss is recorded in shareholders' equity net of the deferred tax effects. Management does not actively trade securities classified as available-for-sale, but intends to hold these securities for an indefinite period of time and may sell them prior to maturity to achieve certain objectives. Reductions in fair value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis in the security. The adjusted cost basis of securities available-for-sale is determined by specific identification and is used in computing the realized gain or loss from a sales transaction.

Nonmarketable Equity Securities - Nonmarketable equity securities include the Company's investments in the stock of the Federal Home Loan Bank and Silverton Bank. The stocks are carried at cost because they have no quoted market value and no ready market exists. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize the borrowings. Dividends received on Federal Home Loan Bank stock and Community Financial Services stock are included as a separate component in interest income.

At December 31, 2007 and 2006, the investment in Federal Home Loan Bank stock was $2,994,000 and $2,615,000, respectively. The investment in Silverton Bank stock was $122,000 at December 31, 2007 and 2006. The Company also had a $25,000 investment in the holding company of a community bank at December 31, 2007 and 2006. Also included in nonmarketable equities is investment in the Trust, which totaled $186,000 at December 31, 2007 and 2006.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Loans held for Sale - Loans held for sale consist of residential mortgage loans the Company originates for sale to secondary market investors. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Fees collected in conjunction with origination activities are deferred as part of the cost basis of the loan and recognized when the loan is sold. Gains or losses on sales are recognized when the loans are sold and are determined as the difference between the sales price and the carrying value of the loans.

The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

Loans Receivable - Loans receivable are stated at their unpaid principal balance. Interest income on loans is computed based upon the unpaid principal balance. Interest income is recorded in the period earned.

The accrual of interest income is generally discontinued when a loan becomes contractually 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

Under Statement of Financial Accounting Standards (SFAS) No. 114, *Accounting by Creditors for the Impairment of a Loan*, and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures*, loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are subject to this criteria except for smaller balance homogeneous loans that are collectively evaluated for impairment and loans measured at fair value or at the lower of cost or fair value. The Company considers its consumer installment portfolio, credit card loans, and home equity lines as such exceptions. Therefore, the real estate and commercial loan portfolios are primarily affected by these statements.

Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged to bad debt expense with a corresponding entry to the allowance for loan losses. The accrual of interest is discontinued on an impaired loan when management determines the borrower may be unable to meet payments as they become due. As discussed in Note 4, nonaccrual loans comprise a substantial majority of loans classified as impaired at December 31, 2007 and 2006.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily throughout Horry county in South Carolina and Columbus and Brunswick counties of North Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions except for loans secured by residential and commercial real estate and commercial and industrial non-real estate loans. These concentrations of residential and commercial real estate loans and commercial and industrial non-real estate loans totaled $260,531,000 and

$64,019,000, respectively, at December 31, 2007, representing 840.89% and 206.63%, respectively, of total equity and 73.97% and 18.18%, respectively, of net loans receivable.

Concentrations of Credit Risk *(continued)* - In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Allowance for Loan Losses – Management believes that the allowance is adequate to absorb inherent losses in the loan portfolio; however, assessing the adequacy of the allowance is a process that requires considerable judgment. Management's judgments are based on numerous assumptions about current events, which management believes to be reasonable, but which may or may not be valid. Thus there can be no assurance that loan losses in future periods will not exceed the current allowance amount or that future increases in the allowance will not be required. No assurance can be given that management's ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of the Company.

The allowance is subject to examination by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. In addition, such regulatory agencies could require the Company to adjust its allowance based on information available to them at their examination.

The methodology used to determine the reserve for unfounded lending commitments, which is included in other liabilities, is inherently similar to that used to determine the allowance for loan losses adjusted for factors specific to binding commitments, including the probability of funding and historical loss ratio.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; furniture and equipment - 3 to 25 years. The cost of assets sold or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts, and the resulting gains or losses are reflected in the income statement.

Maintenance and repairs are charged to current expense as incurred, and the costs of major renewals and improvements are capitalized.

Other Real Estate Owned - Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is initially recorded at the lower of cost (principal balance of the former loan plus costs of improvements) or fair value, less estimated costs to sell.

Any write-downs at the dates of acquisition are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expenses.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Derivative Financial Instruments - The Company has entered into certain interest rate swap agreements which are derivative financial instruments ("derivatives"). The derivatives are recognized as other assets on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of fair value of a recognized asset or liability ("fair value hedge"). Changes in the fair value of a derivative that is highly effective as - and that is designated and qualifies - as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current-period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedged transactions. This process includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities on the balance sheet. The derivatives in which the Company is a counterparty qualify for the "shortcut" method of assessing the ongoing effectiveness of its hedging relationship with the underlying hedged item. The Company discontinues hedge accounting prospectively when (1) the derivative expires or is sold, terminated, or exercised; (2) management determines that designation of the derivative as a hedge instrument is no longer appropriate; or (3) the underlying hedged item is liquidated. When hedge accounting is discontinued, the derivative is carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

Income and Expense Recognition - The accrual method of accounting is used for all significant categories of income and expense. Immaterial amounts of insurance commissions and other miscellaneous fees are reported when received.

Income Taxes - Amounts provided for income taxes are based on income reported for financial statement purposes. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that it is more likely than not that the entire deferred tax asset at December 31, 2007, will be realized, and accordingly, has not established a valuation allowance. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $491,000 and $366,000, were included in the Company's results of operations for 2007 and 2006, respectively.

Net Income Per Share - Basic income per share is calculated by dividing net income by the weighted-average number of shares outstanding during the year. Diluted net income per share is computed based on net income divided by the weighted average number of common and potential common shares. Retroactive recognition has been given for the effects of all stock dividends and splits in computing the weighted-average number of shares. The only potential common share equivalents are those related to stock options and restricted stock awards. Stock options which are anti-dilutive are excluded from the calculation of diluted net income per share.

Stock-Based Compensation - On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, to account for compensation costs under its stock option plans.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Comprehensive Income - Accounting principles generally require recognized income, expenses, gains, and losses to be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,	
(Dollars in thousands)	2007	2006
Unrealized gains (losses) on securities available-for-sale	$ 570	$ 220
Reclassification adjustment for (gains) losses realized in net income	92	-
Net unrealized losses on securities	662	220
Tax effect	(245)	(81)
Net-of-tax amount	$ 417	$ 139

Statements of Cash Flows - For purposes of reporting cash flows, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks, federal funds sold, and time deposits with other banks with maturities of three months or less.

The following summarizes supplemental cash flow information:

	Years ended December 31,	
(Dollars in thousands)	2007	2006
Cash paid for interest	$ 14,012	$ 10,539
Cash paid for income taxes	1,232	1,716
Supplemental noncash investing and financing activities:		
Foreclosures on loans	338	459

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Pronouncements – The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but it is expected to result in additional disclosures.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967" (if the arrangement is, in substance, an individual deferred compensation contract). Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In June 2007, the FASB ratified the consensus reached by the EITF with respect to EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase in additional paid-in capital. This EITF is to be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

declared beginning in 2008, and interim periods within those fiscal years. Early application is permitted. The Company does not believe the adoption of EITF 06-11 will have a material impact on its financial position, results of operations or cash flows.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company's mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Reclassifications - Certain captions and amounts in the 2006 financial statements were reclassified to conform with the 2007 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Bank is required by regulation to maintain an average cash reserve balance based on a percentage of deposits. At December 31, 2007 and 2006, the requirements were satisfied by amounts on deposit with the Federal Reserve Bank and cash on hand.

NOTE 3 - INVESTMENT SECURITIES

Securities available-for-sale consisted of the following:

	Amortized	Gross Unrealized		Estimated
(Dollars in thousands)	Cost	Gains	Losses	Fair Value
December 31, 2007				
Government-sponsored enterprises	$ 20,208	$ 246	$ 7	$ 20,447
Mortgage-backed securities	21,650	60	278	21,432
Obligations of state and local governments	7,760	44	74	7,730
Total	$ 49,618	$ 350	$ 359	$ 49,609
December 31, 2006				
Government-sponsored enterprises	$ 19,216	$ 31	$ 155	$ 19,092
Mortgage-backed securities	23,943	25	519	23,449
Equity securities	835	19	-	854
Obligations of state and local governments	7,508	39	112	7,435
Total	$ 51,502	$ 114	$ 786	$ 50,830

The following is a summary of maturities of securities available-for-sale as of December 31, 2007. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Securities Available-For-Sale	
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in less than one year	$ 187	$ 187
Due after one year but within five years	4,273	4,283
Due after five years but within ten years	12,813	12,902
Due after ten years	32,345	32,237
Total	$ 49,618	$ 49,609

NOTE 3 - INVESTMENT SECURITIES - *continued*

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at:

Securities Available for Sale

	December 31, 2007					
	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government-sponsored enterprises	$ 4,724	$ 7	$ -	$ -	$ 4,724	$ 7
Mortgage-backed securities	-	-	15,301	278	15,301	278
Obligations of state and local governments	606	1	1,829	73	2,435	74
Total	$ 5,330	$ 8	$ 17,130	$ 351	$ 22,460	$ 359

	December 31, 2006					
	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government-sponsored enterprises	$ 5,892	$ 23	$ 5,860	$ 132	$ 11,752	$ 155
Mortgage-backed securities	2,399	19	18,222	499	20,621	518
Obligations of state and local governments	2,721	104	1,634	9	4,355	113
Total	$ 11,012	$ 146	$ 25,716	$ 640	$ 36,728	$ 786

Management evaluates its investment portfolio periodically to identify any impairment that is other than temporary. At December 31, 2007, the Company had thirteen individual securities, or 34.53% of the security portfolio, that have been in an unrealized loss position for more than twelve months. Management believes these losses are temporary and are a result of the current interest rate environment.

At December 31, 2007 and 2006, investment securities with a book value of $46,951,000 and $29,978,000, respectively, and a market value of $46,966,000 and $29,501,000, respectively, were pledged to secure deposits.

Gross realized losses on sales of available-for-sale securities were $92,000 in 2007.

NOTE 4 - LOANS RECEIVABLE

Loans consisted of the following:

	December 31,	
(Dollars in thousands)	2007	2006
Real estate - construction and land development	$ 59,084	$ 28,124
Real estate - mortgage and commercial	201,448	147,156
Agricultural	7,221	6,099
Commercial and industrial	64,019	54,313
Consumer	18,535	18,267
All other loans (including overdrafts)	1,899	608
Total gross loans	$ 352,206	$ 254,567

NOTE 4 - LOANS RECEIVABLE – *continued*

Certain parties (principally certain directors and officers of the Company, their immediate families, and business interests) were loan customers and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amounts of loans to related parties were $13,790,000 and $12,354,000 at December 31, 2007 and 2006, respectively. During 2007, advances on related party loans totaled $6,711,000, and repayments were $1,949,000.

Transactions in the allowance for loan losses are summarized below:

(Dollars in thousands)	Years Ended December 31, 2007	2006
Balance, beginning of year	$ 2,718	$ 2,569
Provision charged to operations	985	770
Recoveries on loans previously charged off	51	90
Loans charged off	(219)	(711)
Balance, end of year	$ 3,535	$ 2,718

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of the delay, are expected to be collected.

As of December 31, 2007 and 2006, the Company had nonaccrual loans of approximately $2,696,000 and $760,000, respectively. These loans comprise a substantial majority of loans classified as impaired. At December 31, 2006, the Company had a loan secured by commercial real estate that was contractually past due 90 days or more and still accruing interest of $1,714,000, for which impairment had not been recognized. This loan was repaid in full on January 9, 2007 through the liquidation of a portion of the Bank's collateral. At December 31, 2007, the Company did not have any loans that were contractually past due 90 days or more and still accruing interest. The additional interest income, which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms, was $267,000 and $133,000 during 2007 and 2006, respectively. Average impaired loans as of December 31, 2007 and 2006 were $1,195,000 and $2,926,000, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The fair value of standby letters of credit is insignificant.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party.

NOTE 4 - LOANS RECEIVABLE – *continued*

Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties. The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

(Dollars in thousands)	December 31, 2007	December 31, 2006
Commitments to extend credit	$ 66,575	$ 37,852
Standby letters of credit	761	814

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

(Dollars in thousands)	December 31, 2007	December 31, 2006
Land	$ 4,219	$ 4,202
Buildings and land improvements	7,931	7,683
Furniture and equipment	5,579	4,757
Leasehold improvements	58	41
Construction in progress	3,073	3,537
	20,860	20,220
Less accumulated depreciation	(4,809)	(4,081)
Premises, furniture and equipment, net	$ 16,051	$ 16,139

Depreciation expense for the years ended December 31, 2007 and 2006 was $728,000 and $637,000, respectively.

The Company had $91,000 and $4,000 in capitalized interest during construction in 2007 and 2006, respectively.

In 2006 the Company purchased an interest in four parcels of real estate in Conway, S.C. together with four buildings thereon. The Company then initiated action in 2007 for the removal of three of these buildings and for the completion of the construction of the fourth for use as a branch bank. The amounts shown as construction in progress for the years ended December 31, 2007 and 2006 reflect the Company's investment in this property. The Company expects to complete all phases of the construction process during the first quarter of 2008 and at that time allocate the balance in construction in progress among land, buildings and land improvements, furniture and fixtures and equipment.

NOTE 6 - OTHER ASSETS

Other assets consisted of the following:

(Dollars in thousands)	December 31, 2007	December 31, 2006
Cash value of life insurance	$ 962	$ 929
Other real estate owned	338	95
Prepaid expenses and insurance	491	304
Unamortized software	143	472
Net deferred tax asset	768	765
Other	899	1,392
Total	$ 3,601	$ 3,957

NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company maintains an overall interest-rate risk-management strategy that incorporates the use of derivatives to minimize significant unplanned fluctuations in earnings that are caused by interest-rate volatility. As part of this strategy, the Company entered certain interest rate swap agreements, which remain in place. Such interest rate swaps are derivative financial instruments ("derivatives"). Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional amount and maturity date. The Company's goal is to manage interest-rate sensitivity by modifying the repricing or maturity characteristics of specific balance-sheet assets and liabilities so that the net-interest margin is not, on a material basis, adversely affected by movements in interest rates. The interest-rate swaps entered by the Company converted certain nonprepayable fixed rate long term debt to floating rates. As a result of interest-rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivatives that are linked to the hedged assets and liabilities. The Company views this strategy as a prudent management of interest-rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed by the Company's credit committee.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with interest rate swap contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company periodically measures this risk by using a value-at-risk methodology.

The Company's derivatives activities are monitored by its risk-management committee as part of that committee's oversight of the Company's asset/liability and treasury functions. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest-rate risk-management and trading strategies.

The interest rate swap agreements provide for the Company to make payments at a variable rate determined by a specified index (three month LIBOR) in exchange for receiving payments at a fixed rate of 3.4%. During 2007 and 2006, the Company recognized $273,000 and $233,000, respectively, as an increase in interest expense on Federal Home Loan Bank Advances as a result of its interest rate swaps.

At December 31, 2007 and 2006, the information pertaining to outstanding interest rate swap agreements used to hedge fixed rate debt is as follows:

(Dollars in thousands)	2007	2006
Notional amount	$ 14,600	$ 14,600
Weighted average fixed (receive) rate	3.43%	3.43%
Weighted average variable (pay) rate	5.40%	5.07%
Weighted average maturity in years	2.6	3.6
Unrealized loss relating to interest rate swaps	$ 339	$ 788

At December 31, 2007 and 2006, the unrealized loss of $339,000 and $788,000, respectively, related to interest rate swaps were recorded in derivative assets and other liabilities at the same amount.

NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - *continued*

Risk management results for the year ended December 31, 2007 and 2006 related to the balance sheet hedging of long-term debt indicate that the hedges were 100% effective and that there was no component of the derivative instruments' gain or loss which was excluded from the assessment of hedge effectiveness.

NOTE 8 - NOTE PAYABLE

On September 22, 2006, the Company executed a line of credit with Nexity Bank to borrow up to $3,600,000. The entire principal balance of the note was due September 30, 2007. The interest rate on the note was a variable rate equal to the Wall Street Journal Prime Rate less 1%. The note was secured by a first real estate mortgage on the four properties that were acquired with the loan proceeds. At December 31, 2006, the Company had borrowed $3,478,000 on this line of credit. This line of credit was paid in full on January 12, 2007. The line of credit was not renewed when it expired on September 30, 2007.

NOTE 9 - DEPOSITS

At December 31, 2007, the scheduled maturities of time deposits were as follows:

(Dollars in thousands) **Maturing In**	**Amount**
2008	$ 138,211
2009	12,563
2010	701
2011	314
2012 and thereafter	213
Total	$ 152,002

Overdrawn transaction accounts in the amount of $157,000 and $130,000 were classified as loans as of December 31, 2007 and 2006, respectively.

Deposits by directors including their affiliates and executive officers totaled approximately $2,766,000 and $2,671,000 at December 31, 2007 and 2006, respectively.

NOTE 10 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consisted of the following:

(Dollars in thousands)	**Interest**	**December 31,**	
Advances maturing on:	**Rate**	**2007**	**2006**
March 11, 2008 (converted to fixed rate)	3.09%	$ 5,000	$ 5,000
December 8, 2008 (converted to fixed rate)	3.87%	1,700	1,700
March 1, 2010	5.92%	5,000	5,000
May 24, 2010	6.49%	4,600	4,600
October 15, 2010	4.59%	5,000	-
March 22, 2011	4.88%	5,000	5,000
January, 17, 2012 (converted to variable rate)	5.21%	5,000	5,000
July 23, 2012	3.81%	5,000	5,000
September 4, 2012	3.56%	-	2,090
September 4, 2012	4.42%	5,000	-
September 7, 2012	4.05%	1,000	-
January 30, 2013	3.36%	5,000	5,000
December 8, 2014	3.24%	5,000	5,000
Total		$ 52,300	$ 43,390

Interest is payable quarterly. Initially all advances bear interest at a fixed rate; however, at a certain date for each of the advances, at the Federal Home Loan Bank's option, the rates can be converted to floating. Also on these dates

NOTE 10 - ADVANCES FROM THE FEDERAL HOME LOAN BANK - *continued*

the Federal Home Loan Bank has the option to call the advances. As of December 31, 2007, $6,700,000 were fixed rate credits; $26,000,000 were convertible advances; and $19,600,000 were adjustable rate credits.

As of December 31, 2007, scheduled principal reductions include $6,700,000 in 2008, $14,600,000 in 2010, $5,000,000 in 2011, $16,000,000 in 2012, and $10,000,000 in the years thereafter.

As collateral, the Company has pledged its portfolio of first mortgage one-to-four family residential loans aggregating $27,584,000 at December 31, 2007, as well as half of its commercial real estate loan portfolio, totaling $4,138,000 at December 31, 2007. Also, the Company has pledged half of its portfolio of HELOCS and second mortgage loans totaling $6,497,000, and its investment in Federal Home Loan Bank stock with a carrying value of $2,993,000. The Company also has pledged securities with a market value of $22,523,000 against its FHLB borrowings. The Company has $1,114,000 in excess with the Federal Home Loan Bank that is available if liquidity needs should arise.

As discussed in Note 7, the Company has entered into interest rate swap agreements associated with Federal Home Loan Bank advances maturing on March 1, 2010, May 24, 2010 and March 22, 2011. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The variable rate of the swap payable was 5.21% at December 31, 2007 and is based on the three month LIBOR index.

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES

On December 21, 2004, HCSB Financial Trust I, (a non-consolidated subsidiary) issued $6.0 million floating rate trust preferred securities with a maturity of December 31, 2034. The rate is adjusted quarterly and was 7.34% at December 31, 2007. In accordance with the revised FIN 46, the trust has not been consolidated in these financial statements. The Company received from the Trust the $6.0 million proceeds from the issuance of the securities and the $186,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the trust as a $6,186,000 junior subordinated debenture. The current regulatory rules allow certain amounts of junior subordinated debentures to be included in the calculation of regulatory capital. The debenture issuance costs, net of accumulated amortization, totaled $99,000 at December 31, 2007 and is included in other assets on the consolidated balance sheet. Amortization of debt issuance costs totaled $3,667 for each of the years ended December 31, 2007 and 2006.

The Company invested $5,880,000 in the Company's wholly-owned subsidiary, Horry County State Bank. The remaining balance is being maintained by the Company to fund operations.

NOTE 12 - LEASE COMMITMENTS

On January 1, 2008, the Company renewed a lease agreement for land on which to operate its Tabor City branch. The lease has a five-year term that expires December 31, 2012. The Company has an option for nine additional five-year renewal periods thereafter. The lease has a rental amount of $1,046.90 per month through December 31, 2012. The lease gives the Company the first right of refusal to purchase the property at an unimproved value if the owners decide to sell. The Company also pays applicable property taxes on the property.

On January 1, 2008, the Company entered into a lease agreement for a building located at 4720 Highway 17 Bypass South, Myrtle Beach, South Carolina 29577. This building is being used to operate a temporary bank location during a short period of construction and remodeling at our permanent Socastee branch location. The term of the lease is six months commencing February 1, 2008, and the monthly lease payments are $2,966.66.

On April 23, 2007, the Company entered into an annual lease agreement for office space located at The Plaza at Gator Hole in North Myrtle Beach, South Carolina. The term of this lease is two years with an option to renew the lease for an additional three year term are $4,666.67. The leased premises are being used to operate a bank branch location.

NOTE 12 - LEASE COMMITMENTS – *continued*

Expected future minimum lease payments as of December 31, 2007 are as follows:

(Dollars in thousands)	**Amount**
2008	86,363
2009	31,229
2010	12,563
2011	12,563
2012	12,563
Total	$ 155,281

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2007, management was not aware of any pending or threatened litigation or unasserted claims that could result in losses, if any, that would be material to the financial statements. On January 1, 2008 the Company entered into two new lease agreements. The details for these leases are disclosed in Note 12 – Lease Commitments.

NOTE 14 - SHAREHOLDERS' EQUITY

Stock Dividends - In January 2007, the Board of Directors declared a 2 for 1 stock split payable on February 13, 2007, to shareholders of record at January 30, 2007. As a result of the stock split in the form of a 100% stock dividend, 1,784,937 shares were issued. In January 2008, the Board of Directors declared a 3.0% stock dividend payable on February 15, 2008, to shareholders of record on February 5, 2008. As a result of the dividend, 106,114 shares were issued. All share and per share amounts have been adjusted to reflect these dividends.

Restrictions on Dividends - South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to HCSB Financial Corporation and Subsidiary are payable only from the undivided profits of the Bank. At December 31, 2007, the Bank's undivided profits were $15,938,608. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

NOTE 15 - CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios (set forth in the table below) of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk-weights ranging from 0% to 100%. Tier 1 capital of the Bank consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.

NOTE 15 - CAPITAL REQUIREMENTS - *continued*

The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets (as defined), which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of the most recent regulatory examination, the Bank was deemed well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company's or the Bank's categories.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		Minimum Requirement For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007						
The Company						
Total capital (to risk-weighted assets)	$ 39,746	11.87%	$ 26,793	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	36,423	10.88%	13,396	4.00%	N/A	N/A
Tier 1 capital (to average assets)	36,423	9.45%	15,422	4.00%	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 39,634	11.00%	$ 28,828	8.00%	$ 36,035	10.00%
Tier 1 capital (to risk-weighted assets)	36,100	10.02%	14,414	4.00%	21,621	6.00%
Tier 1 capital (to average assets)	36,100	8.55%	16,883	4.00%	21,103	5.00%
December 31, 2006						
The Company						
Total capital (to risk-weighted assets)	$ 37,491	13.86%	$ 21,640	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	34,773	12.86%	10,820	4.00%	N/A	N/A
Tier 1 capital (to average assets)	34,773	10.07%	13,811	4.00%	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 36,603	13.74%	$ 21,310	8.00%	$ 26,637	10.00%
Tier 1 capital (to risk-weighted assets)	33,885	12.72%	10,655	4.00%	15,982	6.00%
Tier 1 capital (to average assets)	33,885	9.71%	13,956	4.00%	17,445	5.00%

NOTE 16 - RETIREMENT AND BENEFITS

Trusteed Retirement Savings Plan - The Bank has a trustee retirement savings plan which provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. Under the plan and present policies, participants are permitted to contribute up to 15% of their annual compensation. At its discretion, the Bank can make matching contributions up to 4% of the participants' compensation. The Company charged $183,000 and $153,000 to earnings for the retirement savings plan in 2007 and 2006, respectively.

Directors Deferred Compensation Plan - The Company has a deferred compensation plan whereby directors may elect to defer the payment of their fees. Under the terms of the plan, the Company accrues an expense equal to the amount deferred plus an interest component based on the prime rate of interest at the beginning of each year. The Company has also purchased life insurance contracts on each of the participating directors. At December 31, 2007 and 2006, $787,000 and $645,000, respectively, of directors' fees were deferred and are included in other liabilities.

NOTE 16 - RETIREMENT AND BENEFITS - *continued*

Performance Compensation for Incentive Plan - The Company implemented an employee bonus program in 2003 which it refers to as its Performance Compensation Plan. The plan pays employees based on a schedule of key performance indicators they are required to meet in order to be rewarded. The plan accrues for its employee bonuses based on a percentage of each employee's annual salary. The plan has a fiscal year ending on December 31, and pays out on January 30 of the following year. The Company charged $167,000 and $88,000 to earnings for the stakeholder plan in 2007 and 2006, respectively.

NOTE 17 - EARNINGS PER SHARE

Earnings per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options. All share amounts have been adjusted for stock splits and dividends.

(Dollars in thousands, except per share amounts)	Years ended December 31, 2007	2006
Basic earnings per share:		
Net income available to common shareholders	$ 2,040	$ 2,805
Average common shares outstanding - basic	3,677,467	3,648,335
Basic earnings per share	$ 0.55	$ 0.77
Diluted earnings per share:		
Net income available to common shareholders	$ 2,040	$ 2,805
Average common shares outstanding - basic	3,677,467	3,542,073
Incremental shares from assumed conversion of stock options and restricted stock awards	27,467	16,243
Average common shares outstanding - diluted	3,704,934	3,665,065
Diluted earnings per share	$ 0.55	$ 0.77

NOTE 18 - STOCK COMPENSATION PLAN

In 2004, upon shareholder approval, the Company adopted an Omnibus Stock Ownership and Long Term Incentive Plan (the "Stock Plan"). The Stock Plan authorizes the grant of options and awards of restricted stock to certain of our employees for up to 400,000 shares of the Company's common stock from time to time during the term of the Stock Plan, subject to adjustments upon change in capitalization. The Stock Plan is administered by the Compensation Committee of the Board of Directors of the Company.

NOTE 18 - STOCK COMPENSATION PLAN - *continued*

Options granted under the Stock Plan are incentive stock options, and they are vested over a five year period with none vesting at the time of the grant. All unexercised incentive stock options expire ten years after the date of the grant. A summary of the Company's incentive stock options as of December 31, 2007 and 2006 is as follows *(with adjustments for the 3% stock dividend and the 2-for1stock split for each period):*

	2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	85,272	$ 14.49	89,427	$ 13.94
Granted	-		-	-
Exercised	(1,986)	13.86	-	-
Forfeited	-		(4,155)	14.10
Outstanding at end of year	83,286	$ 14.40	85,272	$ 14.49

The Company had no options exercised during 2006.

Restricted stock awards included in the Stock Plan vest after the first three consecutive periods during which the Bank's return on average assets (ROAA) averages 1.15%. At December 31, 2007 and 2006, none of the restricted stock had vested; therefore, no compensation expense related to the vesting was recognized. All ungranted restricted stock awards expire. A summary of the Company's unrestricted stock awards as of December 31, 2007 and 2006 is as follows *(with adjustments for3% stock dividend and the 2-for-1 stock split for each period):*

	2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	47,584	$ 14.94	51,739	$ 14.00
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	(4,155)	14.54
Outstanding at end of year	47,584	$ 14.85	47,584	14.94

The following table summarizes information about stock options outstanding under the Company's plans at December 31, 2007 *(with adjustments for the 2-for-1 stock split for the two periods):*

	Outstanding	Exercisable
Number of options	128,764	40,301
Weighted average remaining life	5 years	2 years
Weighted average exercise price	$ 14.85	$ 14.85

The aggregate intrinsic value of shares outstanding at December 31, 2007 was $1,436,000.

The Company measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The Company determines the assumptions used in the Black-Scholes option pricing model as follows: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the Company's dividend yield at the time of the grant (subject to adjustment if the dividend yield on the grant date is not expected to approximate the dividend yield over the expected life of the options); the volatility factor is based on the historical volatility of the Company's stock (subject to adjustment if historical volatility is reasonably expected to differ from the past); the weighted-average expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations.

NOTE 18 - STOCK COMPENSATION PLAN - *continued*

There were no stock options granted in 2007 or 2006. The Company received $29,000 as a result of stock option exercises during the year ended December 31, 2007. In accordance with Statement 123(R), this benefit is included as a financing activity in the accompanying Statements of Cash Flows.

A summary of the status of the nonvested shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	38,911	$ 18.88
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested at December 31, 2007	38,911	$ 19.77

As of December 31, 2007, there was $113,908 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 3.0 years. The total fair value of shares vested during the years ended December 31, 2007 and 2006 was $417,018 and $319,226, respectively.

NOTE 19 - OTHER EXPENSES

Other expenses are summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2007	2006
Stationery, printing, and postage	$ 477	$ 363
Telephone	232	199
Director and advisory fees	141	154
Insurance	67	130
ATM services	116	101
Courier services	194	126
Other	1,347	1,087
Total	$ 2,574	$ 2,160

NOTE 20 - INCOME TAXES

Income tax expense is summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2007	2006
Currently payable:		
Federal	$ 1,021	$ 913
State	83	145
Total current	1,104	1,058
Deferred income taxes	194	310
Income tax expense	$ 1,298	$ 1,368
Income tax expense is allocated as follows:		
To continuing operations	$ 1,052	$ 1,287
To shareholders' equity	246	81
Total	$ 1,298	$ 1,368

The components of the net deferred tax asset are as follows:

(Dollars in thousands)	December 31, 2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 939	$ 690
Net capitalized loan costs	168	146
State net operating loss	59	42
Deferred directors' fees	267	219
Valuation Allowance	(59)	-
Nonaccruing interest	95	60
Net unrealized loss on securities available-for-sale	3	249
Other	24	12
Total deferred tax assets	1,496	1,418
Deferred tax liabilities:		
Accumulated depreciation	698	640
Gain on sale of real estate	73	73
Prepaid expenses	100	62
Total deferred tax liabilities	871	775
Net deferred tax asset	$ 625	$ 643

NOTE 20 - INCOME TAXES - *continued*

Deferred tax assets represent the future tax benefit of future deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. Management has determined that it is more likely than not that the entire deferred tax asset at December 31, 2007 and 2006 will be realized and, accordingly, has not established a valuation allowance. Deferred tax assets are included in other assets.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rates of 34% to income before income taxes follows:

(Dollars in thousands)	Years ended December 31, 2007	2006
Tax expense at statutory rate	$ 1,051	$ 1,391
State income tax, net of federal income tax benefit	55	95
Tax-exempt interest income	(105)	(98)
Stock compensation expense	50	50
Other	1	(151)
Income tax provision	$ 1,052	$ 1,287

NOTE 21 - UNUSED LINES OF CREDIT

As of December 31, 2007, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $25,800,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. The Company may also utilize its unpledged securities, which totaled $2,644,000 at December 31, 2007, if liquidity needs should arise.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold and Purchased - Federal funds sold and purchased are for a term of one day and the carrying amount approximates the fair value.

Time Deposits with Other Banks - Time deposits with other banks have a term less than 90 days and the carrying amount approximates the fair value.

Investment Securities Available-for-Sale - For securities available-for-sale, fair value equals the carrying amount, which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Nonmarketable Equity Securities - The carrying amount is a reasonable estimate of fair value since no ready market exists for these securities.

Loans Held-for-Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or market prices.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from the Federal Home Loan Bank - For the portion of borrowings immediately callable, fair value is based on the carrying amount. The fair value of the portion maturing at a later date is estimated using a discounted cash flow calculation that applies the interest rate of the immediately callable portion to the portion maturing at the future date.

Junior Subordinated Debentures - The carrying value of junior subordinated debentures is a reasonable estimate of fair value since the debentures were issued at a floating rate.

Note Payable-The fair value of the note payable approximates its carrying value because it reprices periodically.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit - The contractual amount is a reasonable estimate of fair value for the instruments because commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis and include no unusual credit risks.

Interest Rate Swaps - Fair values are based on the present value of future cash flows based on the interest rate spread between the fixed rate and the floating rate.

The carrying values and estimated fair values of the Company's financial instruments were as follows:

(Dollars in thousands)	December 31,			
	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 7,958	$ 7,958	$ 9,463	$ 9,463
Federal funds sold	3,655	3,655	19,238	19,238
Investment securities available-for-sale	49,609	49,609	50,830	50,830
Nonmarketable equity securities	3,327	3,327	2,948	2,948
Loans and loans held-for-sale	354,214	353,194	256,800	253;146
Accrued interest receivable	3,473	3,473	2,880	2,880
Other assets - interest rate swaps	339	339	788	788
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	$ 188,849	$ 188,849	$ 169,210	$ 169,210
Certificates of deposit	152,002	151,278	105,941	106,124
Repurchase agreements	5,000	5,000		
Advances from the Federal Home Loan Bank	52,300	52,395	43,390	42,006
Notes Payable	-	-	3,478	3,478
Junior subordinated debentures	6,186	6,186	6,186	6,186
Accrued interest payable	982	982	772	772
Other liabilities - interest rate swaps	339	339	788	788
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 66,575	N/A	$ 37,852	N/A
Standby letters of credit	761	N/A	814	N/A
Interest rate swaps	14,600	339	14,600	788

NOTE 23 - HCSB FINANCIAL CORPORATION *(PARENT COMPANY ONLY)*

Presented below are the condensed financial statements for HCSB Financial Corporation and Subsidiary (Parent Company Only).

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2007	December 31, 2006
Assets		
Cash	$ 16	$ 183
Investment in banking subsidiary	36,095	33,462
Investment in trust	186	186
Nonmarketable equity securities	25	25
Premises, furniture, and equipment, net	-	3,529
Other assets	867	661
Total assets	$ 37,189	$ 38,046
Liabilities and shareholders' equity		
Interest payable-notes payable	$ -	$ 11
Interest payable-junior subordinated debentures	20	21
Notes payable	-	3,478
Junior subordinated debentures	6,186	6,186
Total liabilities	6,206	9,696
Shareholders' equity	30,983	28,350
Total liabilities and shareholder's equity	$ 37,189	$ 38,046

Condensed Statements of Income

(Dollars in thousands)	Years ended December 31, 2007	Years ended December 31, 2006
Income		
Dividends from banking subsidiary	$ 239	$ -
Dividend from trust preferred securities	15	14
Other Income	-	2
	254	16
Expenses		
Interest expense on notes payable	8	27
Interest expense on junior subordinated debentures	490	465
Other expenses	183	200
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(427)	(676)
Income tax benefit	(252)	(269)
Equity in undistributed earnings of banking subsidiary	2,215	3,212
Net income	$ 2,040	$ 2,805

NOTE 23 - HCSB FINANCIAL CORPORATION (*PARENT COMPANY ONLY*) - *continued*

Condensed Statements of Cash Flows

(Dollars in thousands)	Years ended December 31, 2007	2006
Cash flows from operating activities:		
Net income	$ 2,040	$ 2,805
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of banking subsidiary	(2,215)	(3,212)
Increase in other assets	(206)	(309)
Increase in other liabilities	(12)	14
Stock compensation expense	147	147
Net cash used by operating activities	(246)	(555)
Cash flows from investing activities:		
Purchase of land and building	-	(3,528)
Proceeds from sale of land and building	3,529	-
Net cash provided (used) from investing activities	3,529	(3,528)
Cash flows from financing activities:		
Proceeds from stock issuance	28	-
Proceeds from notes payable	(3,478)	3,478
Cash paid for fractional shares	-	(44)
Net cash provided (used) by financing activities	(3,450)	3,434
Increase (decrease) in cash	(167)	(649)
Cash and cash equivalents, beginning of year	183	832
Cash and cash equivalents, end of year	$ 16	$ 183

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

BOARD OF DIRECTORS

Michael S. Addy	President, Addy's Harbor Dodge, Inc.
Johnny C. Allen	Retired, Horry County Treasurer
D. Singleton Bailey	President, Loris Drug Store, Inc.
Franklin C. Blanton	President, Blanton Supplies, Inc. President, Blanton Supplies of Little River, Inc.
Clay D. Brittain, III	Attorney, Thompson & Henry, P.A.
Rachel B. Broadhurst	President, Century 21 – Broadhurst & Associates, Inc.
Russell R. Burgess, Jr.	Owner, Aladdin Realty Company Owner and Broker-In-Charge Burgess Realty & Appraisal Service
James R. Clarkson	President and CEO HCSB Financial Corporation and Horry County State Bank
J. Lavelle Coleman	Retired, Tabor City Oil, Inc.
Larry G. Floyd	Retired, Floyd's Insulation, Inc. & Cherry Grove Sales, Inc.
Boyd R. Ford, Jr.	Retired, Ford's Fuel Services, Inc. & Ford's Propane Gas, Inc.
Tommie W. Grainger	President, Coastal Timber Co., Inc.
Gwyn G. McCutchen	Dentist
T. Freddie Moore	Retired, Gateway Drug Store, Inc.
Carroll D. Padgett, Jr.	Attorney, Carroll D. Padgett, Jr., P.A.

OFFICERS OF THE BOARD OF DIRECTORS

Clay D. Brittain, III
Chairman

Johnny C. Allen
Vice Chairman

James R. Clarkson
President and CEO

D. Singleton Bailey
Secretary

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

HORRY COUNTY STATE BANK CORPORATE OFFICERS

James R. Clarkson, President/CEO
Glenn R. Bullard, Senior Executive Vice President
Jerry J. Cox, Jr., Senior Executive Vice President/Inland Region
Denise Floyd, Senior Vice President/Personnel Officer
Margaret H. Fowler, Senior Vice President/Operations Officer
Loretta B. Gerald, Senior Vice President/Cashier/Internal Auditor
Edward L. Loehr, Jr., Vice President/CFO
Ron L. Paige, Senior Executive Vice President/Myrtle Beach Region
Douglas E. Shaffer, Senior Executive Vice President/North Strand Region

HORRY COUNTY STATE BANK BRANCHES AND ATM LOCATIONS

Broad Street, Loris Office*
5009 Broad Street
Loris, SC 29569
843-756-6333

Windy Hill Office*
4400 Hwy. 17 South
N. Myrtle Beach, SC 29582
843-663-5600

Homewood Office*
3201 Hwy. 701 North
Conway, SC 29526
843-369-4272

Mt. Olive Office*
5264 Hwy. 9
Green Sea, SC 29545
843-392-6333

Socastee Office*
4600 Hwy. 17 Bypass S.
Myrtle Beach, SC 29577
843-293-7595

Meeting Street, Loris Office
4011 Meeting Street
Loris, SC 29569
843-756-7168

Little River Office*
3187 Hwy. 9 E.
Little River, SC 29566
843-399-9523

Myrtle Beach Office*
1701 N. Oak Street
Myrtle Beach, SC 29577
843-839-9339

Carolina Forest Office*
273 Carolina Forest Blvd.
Myrtle Beach, SC 29579
843-903-3223

Highway 501 Office*
1627-A Church Street (Hwy. 501)
Conway, SC 29526
843-248-8250

Tabor City Office*
3210 Hwy. 701 Bypass
Loris, SC 29569
910-653-3222

Ocean Drive Office
596 Highway 17 North
North Myrtle Beach, SC 29582
843-663-1396

Downtown Conway Office
1300 2nd Avenue
Conway, SC 29526
843-488-5510

Covenant Towers Office
5001 Little River Road
Myrtle Beach, SC 29577
843-449-2484

Investment Services

4400 Hwy. 17 South
N. Myrtle Beach, S.C. 29582
843-839-6864

1300 2nd Avenue
Conway, SC 29526
843-488-5510

Residential Mortgage Lending

1701 N. Oak Street
Myrtle Beach, SC 29577
843-839-6255

1300 2nd Avenue
Conway, SC 29526
843-488-5510

273 Carolina Forest Blvd.
Myrtle Beach, SC 29579
843-903-3223

596 Highway 17 North
North Myrtle Beach, SC 29582
843-663-1396

* Denotes ATM Location

HCSB FINANCIAL CORPORATION
5201 Broad Street
Loris, South Carolina 29569

Notice of Annual Meeting of Shareholders

To Our Shareholders:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of HCSB Financial Corporation, the holding company for Horry County State Bank. This letter serves as your official notice that the annual meeting will be held on April 24, 2008 at 7:00 p.m. at the Center for Health and Fitness at 3207 Casey Street, Loris, South Carolina, for the following purposes:

1. To elect seven members to the Board of Directors;

2. To ratify the appointment of our independent registered public accountants; and

3. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on February 29, 2008 are entitled to attend and vote at the meeting. A complete list of shareholders will be available at the Company's offices prior to the meeting. At the meeting, we will report on our performance in 2007 and answer your questions. We are excited about our accomplishments in 2007 and look forward to discussing both our accomplishments and our plans with you. We hope that you can attend the meeting and look forward to seeing you there.

Please use this opportunity to take part in affairs of your Company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By order of the Board of Directors,

/s/ James R. Clarkson

James R. Clarkson
President and Chief Executive Officer

Loris, South Carolina
March 17, 2008

HCSB FINANCIAL CORPORATION
5201 Broad Street
Loris, South Carolina 29569

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 24, 2008

Our Board of Directors is soliciting proxies for the 2008 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

VOTING INFORMATION

The Board set February 29, 2008 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 3,677,955 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock entitled to vote at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card you appoint Franklin C. Blanton and Carol D. Padgett, Jr. as your representatives at the meeting. Mr. Blanton and Mr. Padgett will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Mr. Blanton and Mr. Padgett will vote your proxy for the election to the Board of Directors of all nominees listed below under "Election of Directors;" and the ratification of the selection of our independent public accountants for the year ending December 31, 2008. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Mr. Blanton and Mr. Padgett will vote your proxy on such matters in accordance with their judgment.

A majority or more of the outstanding shares of common stock entitled to vote at the meeting will constitute a quorum. We will include abstentions and broker non-votes in determining whether a quorum exists. Assuming in each case that a quorum is present:

- With respect to Proposal No. 1, the directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. This means that the individuals who receive the highest number of votes are selected as directors up to the maximum number of directors to be elected at the meeting.
- With respect to Proposal No. 2, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or voting in person at the meeting. Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposal for which the broker has no discretionary voting authority. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about March 17, 2008.

PROPOSAL NO 1: ELECTION OF DIRECTORS

The Board of Directors is divided into three classes with staggered terms. Originally, each of the three classes had approximately the same number of directors, so that the terms of only approximately one-third of the board members would expire at each annual meeting. Due to changes in our board over time, the sizes of the classes have become imbalanced, so that we currently have six directors in Class I, three directors in Class II, and six directors in Class III.

The current terms of the Class III directors will expire at this annual meeting, and we have nominated each of these directors to be reelected at this meeting. The Board of Directors recommends that you elect Johnny C. Allen, Russell R. Burgess, Jr., Larry G. Floyd, Tommie W. Grainger, and Gwyn G. McCutchen, D.D.S. as Class III directors at the meeting to serve a three-year term, expiring at the 2011 Annual Meeting of Shareholders.

We also propose to restructure our board so that each of the three classes will once again have approximately the same number of directors. To accomplish this, we ask that you elect each of the following nominees to a two-year term as a Class II director:

- Clay D. Brittain, III, whose term as a Class III director will expire at this meeting, and
- Michael S. Addy, who currently has one year remaining on his term as a Class I director.

If these nominees are elected, then immediately following the meeting our Board of Directors will consist of the following:

Class I	Class II	Class III
D. Singleton Bailey	Clay D. Brittain, III	Johnny C. Allen
Franklin C. Blanton	Michael S. Addy	Russell R. Burgess, Jr.
Rachel B. Broadhurst	James R. Clarkson	Larry G. Floyd
T. Freddie Moore	J. Lavelle Coleman	Tommie W. Grainger
Carroll D. Padgett, Jr.	Boyd R. Ford, Jr.	Gwyn G. McCutchen, D.D.S.

The terms of Class I directors will expire at the 2009 Annual Shareholders Meeting. The terms of the Class II directors will expire at the 2010 Annual Shareholders Meeting. The terms of the individuals who will be elected as Class III directors at our 2008 Annual Shareholders Meeting will expire at the 2011 Annual Shareholders Meeting.

The directors will be elected by a plurality of the votes cast at the meeting. This means that the seven nominees receiving the highest number of votes will be elected.

If you submit a proxy but do not specify how you would like to be voted, Mr. Blanton and Mr. Padgett will vote your proxy to elect Mr. Allen, Mr. Burgess, Mr. Floyd, Mr. Grainger and Dr. McCutchen as Class III directors, and Mr. Brittain and Mr. Addy as Class II directors. Upon this election, Mr. Addy would resign his position as a Class I director and would instead serve a two-year term as a Class II director. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Mr. Blanton and Mr. Padgett will vote instead for a replacement to be recommended by the Board of Directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees:

Michael S. Addy, 56, has been President of Addy's Harbor Dodge, Inc. and MSA, Inc. in Myrtle Beach, S.C., since 1990, and is Managing Member of Addy's Limited Liability Company. Mr. Addy received his B.S. degree in Business Administration from the University of South Carolina in 1973. He is a member of the Myrtle Beach Sertoma Club and serves as the Treasurer of the Carolinas Dodge Dealers Advertising Association. Mr. Addy has served as a director of the Company and of the Bank since 2006.

Johnny C. Allen, 61, has served as a director of the Company and of the Bank since 2002. Mr. Allen served as the Horry County Treasurer from 1983 until his retirement in 2005. He attended the University of South Carolina. Mr. Allen presently serves as Vice Chairman of the Board of Directors of both the Company and the Bank.

Clay D. Brittain, III, 53, has served as a director of the Company and of the Bank since 2002. Mr. Brittain received his B.A. degree in Economics from Wofford College in 1977 and received his Juris Doctorate from the University of South Carolina Law School in 1980. He is an attorney in the firm of Thompson & Henry, PA in Myrtle Beach, S.C. Mr. Brittain presently serves as Chairman of the Board of Directors of both the Company and the Bank.

Russell R. Burgess, Jr., 65, has served as a director of the Company since its formation in 1999 and of the Bank since 1998. Mr. Burgess has been the owner of Aladdin Realty Company in North Myrtle Beach, S.C. since 1980 and also the owner and broker-in-charge of Burgess Realty & Appraisal Service in North Myrtle Beach S.C. since 1990. He is a former member of the North Myrtle Beach City Council. He also serves on the Board of Directors of Beechwood Golf Club and on the Board of Directors of the North Myrtle Beach Chamber of Commerce. Mr. Burgess received a B.S. degree in Biology from Campbell University in 1966.

Larry G. Floyd, 67, has served as director of the Company and of the Bank since 2002. He attended the University of South Carolina and the Ringling School of Art in Sarasota, Florida. Mr. Floyd is retired from Floyd's Insulation, Inc. and Cherry Grove Sales, Inc. in North Myrtle Beach, S.C.

Tommie W. Grainger, 69, has served as a director of the Company since its formation in 1999 and of the Bank since 1998. He graduated from the Forest Ranger School of the University of Florida in 1959 with an associated degree in Forestry. Mr. Grainger has been the President of Coastal Timber Co., Inc. in Conway, S.C. since 1966.

Gwyn G. McCutchen, D.D.S., 63, has served as a director of the Company since its formation in 1999 and of the Bank since 1987. Dr. McCutchen received his B.S. degree in Biology in 1966 from Presbyterian College and his D. D. S. from the Medical College of Virginia Dentistry in 1970. Dr. McCutchen has been a dentist in Loris, S.C. since 1970.

The board unanimously recommends a vote FOR each of these nominees.

Set forth below is also information about each of the Company's other directors and each of its executive officers. Each of the following directors is also a director of our bank.

D. Singleton Bailey, 57, has served as a director of the Company since its formation in 1999 and of the Bank since 1987. Mr. Bailey has been the President of Loris Drug Store, Inc., located in Loris, S.C. since 1988. He received a B.A. degree in sociology from Wofford College in 1972. Mr. Bailey now serves as the Secretary of the Board of Directors of the Company and the Bank.

Franklin C. Blanton, 63, has served as a director of the Company since its formation in 1999 and the Bank since 1987. Mr. Blanton has been the President of Blanton Supplies, Inc. in Loris, S.C. since 1981 and of Blanton Supplies in Little River, Inc., in Little River, S.C. since 1985. He presently serves as director of Loris Healthcare System, Inc., Horry Electric Cooperative, Inc. and the Coastal Carolina University Education Foundation. Mr. Blanton is a past Chairman of the Horry County Board of Education and also a past President of the Independent Builders Supply, Inc. He received his B.S. degree in Business Administration from Campbell University in 1968.

Rachel B. Broadhurst, 66, has been President of Century 21 Broadhurst & Associates, Inc. and of Barefoot Vacations, Inc. in Myrtle Beach, S.C., since 1974. Ms. Broadhurst is a former member of the Myrtle Beach City Council and a former Chairperson of the Myrtle Beach Board of Adjustments and Planning and Zoning Board of Appeals. She is a member of the Board of Directors of the Rivoli Theatre, a member of the Myrtle Beach Rotary Club and the Myrtle Beach Chamber of Commerce and has served on the Chamber's Board of Directors. Ms. Broadhurst is a past President of the Myrtle Beach Pilot Club and a past President of the Myrtle Beach Business and Professional Women's Club. She is a former member of the Horry County Cancer Society and served as President and Chairperson of the Board of Directors for this organization. Ms. Broadhurst is also a former member of the Ocean View Memorial Foundation. Ms. Broadhurst has served as a director of the Company and of the Bank since 2006.

Glenn R. Bullard, 58, is the Senior Executive Vice President of the Company and of the Bank. He served as Vice President and Manager of our Little River office from February 1997 through December 1999. Mr. Bullard received his B.S. degree in Business Administration from the University of South Carolina in 1977. Mr. Bullard has served as an executive officer of the Company and of the Bank since 2000.

James R. Clarkson, 56, has served as President, Chief Executive Officer and director of the Company since its formation in 1999 and of the Bank since 1987. He received his B. A. degree in Economics from Clemson University in 1973. He is a 1985 graduate of the Graduate School of Banking at Louisiana State University, where he presently serves on the faculty. Mr. Clarkson is also an instructor and a course coordinator for the South Carolina Bankers School and past chairman of the school. He presently serves as a director of Horry Telephone Cooperative, Inc., and a member of the Loris Healthcare System's Strategic Planning Committee.

J. Lavelle Coleman, 68, has served as a director of the Company since its formation in 1999 and of the Bank since 1987. Mr. Coleman is retired from Tabor City Oil Co., Inc. in Tabor City, N.C. He attended East Carolina University.

Denise Floyd, 53, is the Senior Vice President and Personnel Officer of the Bank and the Senior Vice President and Assistant Secretary of the Company. She joined the Bank in 1997 as Administrative Assistant to the President and Chief Executive Officer. She had eleven years of banking experience prior to joining the Bank.

Boyd R. Ford, Jr., 68, has served as a director of the Company since its formation in 1999 and of the Bank since 1987. He received his B.S. degree in Business Administration from the University of South Carolina in 1962. Mr. Ford is retired from Ford Fuel Services, Inc. and Ford's Propane Gas, Inc. in Loris, S.C.

Edward L. Loehr, Jr., 54, is the Vice President and Chief Financial Officer of the Company and of the Bank. He joined the Bank on January 1, 2008. He had twenty-four years of banking experience prior to joining the Bank. He received his B.S. degree in Business Administration from the University of South Carolina in 1983.

T. Freddie Moore, 67, has served as a director of the Company since its formation in 1999 and of the Bank since 1987. Mr. Moore is retired from Gateway Drug Store, Inc., in Loris, S.C. He received his B.S. degree in Pre-Medicine from The Citadel in 1963 and a B.S. degree in Pharmacy in 1966 from the Medical University of South Carolina.

Carroll D. Padgett, Jr., 60, has served as a director of the Company since its formation in 1999 and of the Bank since 1987. Mr. Padgett has been a practicing attorney at Carroll D. Padgett, Jr., P.A. in Loris. Mr. Padgett received his B.S. degree in Political Science from the University of Georgia in 1969 and received his Juris Doctorate from the University of South Carolina Law School in 1972. He has served as the attorney for the City of Loris since 1977 and for the Loris Healthcare System, Inc. since 1976.

PROPOSAL NO 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On March 3, 2008, the Audit Committee of the Board of Directors appointed Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2008. Although we are not required to seek shareholder ratification in the selection of our accountants, we believe obtaining shareholder ratification is desirable. If the shareholders do not ratify the appointment of Elliott Davis, the audit committee will re-evaluate the engagement of our independent auditors. Even if the shareholders do ratify the appointment, our audit committee has the discretion to appoint a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interest of us and our shareholders. We expect that a representative of Elliott Davis will attend the meeting and will be available to respond to appropriate questions from shareholders.

The board unanimously recommends that shareholders vote **FOR** the ratification of the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2008.

If a quorum is present, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

The following table shows the compensation we paid for the year ended December 31, 2007 to our chief executive officer and all other executive officers who earned over $100,000 for the year ended 2007 (collectively, the "named executive officers").

Summary Compensation Table

Names and Principal Position	Year	Salary	Bonus	Option Awards	Non Equity Incentive Plan Compensation	All Other Compensation	Total
James R. Clarkson President and Chief Executive Officer of the Company and the Bank	2007	$207,240	$18,985	$44,717 (4)	$-0- (1)	$20,289 (2)	$246,514
Glenn R. Bullard Senior Executive Vice President of the Company and the Bank	2007	$153,300	$10,948	$23,732 (4)	$2,575 (1)	$11,827 (3)	$199,807

(1) The Company established in 2004 a performance based incentive plan to potentially award all employees of the Bank. The award is determined by a formula established during the first quarter of each year and is payable in cash, if certain performance criteria are met by the Bank. All employees of the Bank are eligible to receive an award if the Bank achieves its goals under the program, and employees of each branch are eligible to earn an additional award if their branch achieves its goals as defined by the plan. All support services personnel, including executive officers, may earn the Bank-wide award plus the average of the branch awards. In 2007 this award for executive officers, excluding Mr. Clarkson, equated to 1.68% of their respective base salaries for the year.

(2) Includes premiums paid by the Bank for life insurance and disability insurance of $1,170.00, health/dental insurance premiums of $4,829.00, 401(k) contributions of $8,290.00, and director fees (earned but deferred) of $6,000.

(3) Includes premiums paid by the Bank for life insurance and disability insurance of $866.00, health/dental insurance premiums of $4,829.00, and 401(k) contributions of $6,132.00.

(4) See the discussion of assumptions used in the valuation of awards in Note 18, "Stock Compensation Plan" in the Company's audited financial statements that are incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)
James R. Clarkson	6,899	1,725 (1)	12.50	2/17/14	6,280 (3)	158,382 (4)
	4,086	2,726 (2)	17.00	2/17/15	4,818 (3)	121,510 (4)
Glenn R. Bullard	3,420	812 (1)	12.50	2/17/14	3,164 (3)	79,796 (4)
	2,271	1,515 (2)	17.00	2/17/15	2,675 (3)	67,464 (4)

(1) All of the number of unvested shares will vest on February 23, 2009.

(2) One half of the number of unvested shares will vest on February 17, 2009 and one half will vest on February 17, 2010.

(3) Restricted stock awards vest after the first three year period during the named executive officer's employment when our return on average assets (ROAA) averages 1.15% over a period of three consecutive years. In the event of a change of control, the named executive officer becomes fully vested with respect to all restricted stock held immediately prior to such change of control.

(4) Estimated based on a per share price of $25.22, which was the price of the last trade of the Company's stock in December 2007 of which management is aware adjusted for the 3% stock dividend. There is no established public trading market in our common stock, and trading and quotations of our common stock have been limited and sporadic.

Employment Agreements

Neither the Company nor the Bank has entered into any employment agreements with any of our officers or employees.

In February 1997, the Bank established a Deferred Compensation Plan for its directors, which applies to Mr. Clarkson. Under the terms of this plan, a director may choose to defer payment of all or a portion of his director and committee fees until the director's termination of service from the Board of Directors. Also the Bank has established a 401(k) retirement plan for all eligible full-time employees. Under the terms of this plan the Bank will match contributions up to 4.0% of an eligible employee's salary.

Director Compensation

During the year ended December 31, 2007, directors received fees of $500 per month, and outside directors received an additional $200 fee for each applicable committee meeting attended. The Bank has established a Deferred Compensation Plan for its director to defer payment of all or a portion of his or her director and committee fees until the director's termination of service from the Board of Directors.

The following table sets forth the fees paid to directors in 2007.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Michael S. Addy	9,400	9,400
Johnny C. Allen	9,200	9,200
D. Singleton Bailey	7,800	7,800
Franklin C. Blanton	9,400	9,400
Clay D. Brittain, III	9,200	9,200
Rachel B. Broadhurst	8,200	8,200
Russell R. Burgess, Jr.	9,200	9,200
James R. Clarkson	6,000	6,000
J. Lavelle Coleman	7,000	7,000
Larry G. Floyd	8,800	8,800
Boyd R. Ford, Jr.	7,000	7,000
Tommie W. Grainger	11,600	11,600
Gwyn G. McCutchen, D.D.S.	8,600	8,600
T. Freddie Moore	7,400	7,400
Carroll D. Padgett, Jr.	6,800	6,800

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

General

The following table shows how much common stock is owned by our directors and executive officers and by owners of more than 5% of the outstanding common stock, as of March 3, 2008. The mailing address for each beneficial owner is care of HCSB Financial Corporation, P.O. Box 218, Loris, South Carolina, 29569. Unless otherwise indicated in footnotes, the named person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program.

Name	Number of Shares Owned	Right To Acquire (1)	Percentage of Beneficial Ownership (2)
Michael S. Addy	4,913		*
Johnny C. Allen	3,644		*
D. Singleton Bailey	44,504		1.21%
Franklin C. Blanton	86,980		2.36%
Clay D. Brittain, III	5,495		*
Rachel B. Broadhurst	156		*
Glenn R. Bullard (3)	13,322	5,749	*
Russell R. Burgess, Jr.	5,702		*
James R. Clarkson (4)	35,690	10,986	1.27%
J. Lavelle Coleman	17,685		*
Denise Floyd (5)	6,619	1,148	*
Larry G. Floyd	10,445		*
Boyd R. Ford, Jr.	113,140		3.08%
Tommie W. Grainger	52,498		1.43%
Edward L. Loehr, Jr.	-0-		*
Gwyn G. McCutchen, D.D.S.	32,001		*
T. Freddie Moore	18,390		*
Carroll D. Padgett, Jr.	30,290		*
Executive officers and directors as a group (18 persons)	474,855	17,883	13.33%

* Less than 1%

(1) Includes shares that may be acquired within the next 60 days by exercising stock options but does not include any other stock options.
(2) For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 3,677,955 shares of common stock outstanding on March 3, 2008.
(3) Mr. Bullard owns 5,839 shares of restricted stock for which he has voting power but no power of disposition.
(4) Mr. Clarkson owns 11,098 shares of restricted stock for which he has voting power but no power of disposition.
(5) Mrs. Floyd owns 2,053 shares of restricted stock for which she has voting power but no power of disposition.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During the year ended December 31, 2007, the Board of Directors of the Company held thirteen meetings and the Board of Directors of the Bank held thirteen meetings. All of the directors of the Company and of the Bank attended at least 75% of the aggregate of such board meetings and the meetings of each committee on which they serve, except D. Singleton Bailey, who attended 74.4%, Franklin C. Blanton, who attended 66.0%, Rachel B. Broadhurst, who attended 67.5%, and Carroll D. Padgett, Jr., who attended 67.6%.

The Company has a formal policy of corporate governance principles which sets forth that directors are expected to attend the annual meeting of shareholders of HCSB Financial Corporation. Fourteen of our directors attended the 2007 annual meeting of shareholders.

Our Board of Directors has implemented a process for shareholders of the Company to send communications to the Board. Any shareholder desiring to communicate with the Board, or with specific individual directors, may do so by writing to the secretary of the company, at HCSB Financial Corporation, P.O. Box 218, Loris, South Carolina, 29569. The secretary has been instructed by the Board to promptly forward all such communications to the addressees indicated thereon.

Independence

Our Board of Directors has determined that Michael S. Addy, Johnny C. Allen, D. Singleton Bailey, Franklin C. Blanton, Clay D. Brittain, III, Rachel B. Broadhurst, Russell D. Burgess, Jr., J. Lavelle Coleman, Larry G. Floyd, Boyd R. Ford, Jr., Tommie W. Grainger, Gwyn G. McCutchen, D.D.S., T. Freddie Moore and Carroll D. Padgett, Jr. are "independent" directors, based upon the independence criteria set forth in the corporate governance listing standards of The NASDAQ Stock Market, the exchange that we selected in order to determine whether our directors and committee members meet the independence criteria of a national securities exchange, as required by Item 407(a) of Regulation S-B.

Audit Committee

The Board of Directors of the Company has appointed an Audit Committee. The Audit Committee has the responsibility of reviewing the Company's financial statements, evaluating internal accounting controls, reviewing reports of regulatory agencies and the Bank's internal auditor and determining that all audits and examinations required by law are performed. The Committee reports its finding to the Board of Directors. The Audit Committee also recommends to the Board of Directors the appointment of the independent accounting firm. During 2007, the Audit Committee met four times. The current members of the Audit Committee are Michael S. Addy, D. Singleton Bailey, J. Lavelle Coleman, Larry G. Floyd, Boyd R. Ford, Jr. and T. Freddie Moore. Each of these members is considered independent, as contemplated in the listing standards of the NASD and The NASDAQ Global Market. The Board of Directors has adopted an Audit Committee charter, which is attached as Exhibit A to this proxy statement.

None of the current members of the Audit Committee nor any other member of our Board qualifies as an "Audit Committee Financial Expert" as defined under the rules of the Securities and Exchange Commission. As a relatively small public company, it is difficult to identify potential qualified candidates that are willing to serve on our Board and otherwise meet our requirements for service. At present we do not know if or when we will appoint a new board member who qualifies as an Audit Committee Financial Expert.

Although none of the members of our Audit Committee qualify as "financial experts" as defined in the SEC rules, each of our Audit Committee members has made valuable contributions to the Company and its shareholders as members of the Audit Committee. The board has determined that each member is fully qualified to monitor the performance of management, the public disclosures by the Company of its financial condition and performance, our internal accounting operations, and our independent auditors.

Report of the Audit Committee of the Board

The report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates the information contained in the report by reference, and shall not be deemed under such acts.

The Audit Committee has reviewed and discussed with management the audited financial statements. The Audit Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61. The Audit Committee has received from the independent auditors the written disclosures and the letters required by Independent Standards Board Standard No. 1 ("Independence Discussions with Audit committees") and has discussed with the independent auditor's independence from the Company and its management. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on SEC Form 10-KSB for the fiscal year ended December 31, 2007 for filing with the SEC.

The report of the Audit Committee is included herein at the direction of its members, Michael S. Addy, D. Singleton Bailey, J. Lavelle Coleman, Larry G. Floyd, Boyd R. Ford, Jr. and T. Freddie Moore.

Compensation Committee

The Board of Directors has appointed a Compensation Committee. The Compensation Committee has a charter, which was attached to our proxy statement for the 2007 annual shareholders meeting. This committee evaluates the performance of our chief executive officer and determines his compensation, including grants, awards, and bonuses under incentive compensation plans. Our chief executive officer is responsible for determining the compensation of our other executive officers and the management group. The Compensation Committee administrates the Company's stock option plans and makes recommendations to the Board of Directors as to incentive compensation plans and equity-based plans, including awards and grants with each plan. In addition, the Compensation Committee is responsible for the establishment of policies dealing with various compensation and employee benefit matters for the Company.

The Compensation Committee currently consists of Michael S. Addy, Johnny C. Allen, Russell R. Burgess, Jr., Tommie W. Grainger, Gwyn G. McCutchen, D.D.S., and Carroll D. Padgett, Jr. Each of these members is considered independent, as contemplated in the listing standards of the NASD and The NASDAQ Global Market. During 2007, the Compensation Committee met five times. Our Board of Directors has adopted a Compensation Committee Charter.

Nominating Committee

The Board of Directors has appointed a Nominating Committee. The Nominating Committee has a Nominating and Corporate Governance Charter, which is attached as Exhibit B to this proxy statement. The Nominating Committee's primary purposes are to (1) identify, screen, recruit and nominate director candidates to the Board; (2) develop, recommend and oversee corporate governance policies of the Company; and (3) establish and administer processes to evaluate the effectiveness of the board, committees and management. The Nominating Committee currently consists of D. Singleton Bailey, Franklin C. Blanton, Rachel B. Broadhurst, Russell R. Burgess, Jr., Gwyn G. McCutchen, D.D.S. and T. Freddie Moore. Each of these members is considered independent, as contemplated in the listing standards of the NASD and The NASDAQ Global Market. The Nominating Committee did not meet in 2007.

Our Nominating Committee will consider director candidates recommended by shareholders who submit nominations in accordance with our bylaws. Shareholders must deliver nominations in writing to the secretary of the Company no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, seven days after notice of the special meeting is given to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to a vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understanding between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

In evaluating such recommendations, the Nominating Committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of our Board of Directors. Under these criteria, members of the Board of Directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should also have broad experience at the policy-making level in business, government, education, technology, or public interest. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interest of our shareholders.

Our Nominating Committee uses a variety of methods for identifying and evaluating nominees for director. They regularly assess the appropriate size of the Board of Directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Committee considers various potential candidates for director. Candidates may come to their attention through current members of the Board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the Board, and may be considered at any point during the year. The Committee considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the Committee uses the qualifications and standards discussed above and seeks to achieve a balance of knowledge, experience and capability on the Board of Directors. The Company does not pay a third party to assist in identifying and evaluating candidates for the Board of Directors.

Code of Ethics

We expect all of our employees to conduct themselves honestly and ethically, particularly in handling actual and apparent conflicts of interest and providing full, accurate, and timely disclosure to the public.

We have adopted a Code of Ethics that is specifically applicable to our senior management and financial officers, including our principal executive officer, our principal financial officer, and our principal accounting officer and controllers. A copy of this Code of Ethics is available without charge to shareholders upon request to the secretary of the Company, at HCSB Financial Corporation, P.O. Box 218, Loris, South Carolina, 29569.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

The Company and the Bank have banking and other transactions in the ordinary course of business with directors and officers of the Company and the Bank and their affiliates. It is the Company's policy that these transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. The Company does not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to the Company or the Bank. Loans to individual directors and officers must also comply with the Bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. The Company intends for all of its transactions with its affiliates to be on terms no less favorable to the Company than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.

INDEPENDENT AUDITOR

We have selected the firm of Elliott Davis, LLC to serve as our independent auditors for the year ending December 31, 2008 subject to the ratification of this selection by our shareholders. We expect that a representative from this firm will be present and available to answer appropriate questions at the annual meeting and will have an opportunity to make a statement if he or she desires to do so.

The following table shows the fees that we paid for services performed in fiscal years ended December 31, 2007 and 2006:

	Year Ended December 31, 2007	Year Ended December 31, 2006
Audit Fees	$58,500	$52,725
Audit-Related Fees	-	-
Tax Fees	6,230	38,550
All Other Fees	525	550
Total	$65,255	$91,825

Audit Fees. This category includes the aggregate fees billed for each of the last two fiscal years for professional services rendered by Elliott Davis, LLC for the audit of our annual financial statements and for reviews of the condensed financial statements included in our quarterly reports on Form 10-QSB.

Audit-Related Fees. This category includes the aggregate fees billed for non-audit services, exclusive of the fees disclosed relating to audit fees, rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2007 and 2006. These services principally included limited consultation in assisting with the planning and documentation requirements of the Sarbanes-Oxley Act.

Tax Fees. This category includes the aggregate fees billed for tax services rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2007 and 2006. These services include preparation of state and federal tax returns for the Company and its subsidiary. Tax fees for 2006 include $34,000 related to a cost segregation study.

All Other Fees. This category includes the aggregate fees billed for all other services, exclusive of the fees disclosed above, rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2007 and 2006. These other services consisted primarily of the preparation of the Form 5500.

Oversight of Accountants; Approval of Accountant Fees. Under the provisions of its charter, the Audit Committee is responsible for the retention, compensation, and oversight of the work of the independent auditors. The charter provides that the Audit Committee must pre-approve the fees paid for the audit. The Audit Committee has delegated approval of non-audit services and fees to the chairman of the Audit Committee for presentation to the full Audit Committee at the next scheduled meeting. The policy specifically prohibits certain non-audit services that are prohibited by securities laws from being provided by an independent auditor. All of the accounting services and fees reflected in the table above were reviewed and approved by the Audit Committee, and none of the services were performed by individuals who were not employees of the independent auditor.

COMPLIANCE WITH THE SECURITIES EXCHANGE ACT OF 1934

As required by Section 16(a) of the Securities Exchange Act of 1934, the Company's directors, its executive officers, and certain individuals are required to report periodically their ownership of the Company's common stock and any changes in ownership to the SEC. Based on review of Forms 3, 4, and 5 and any representations made to the company, the Company believes that all such reports for these persons were filed in a timely fashion during 2007.

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING OF SHAREHOLDERS

If shareholders wish a proposal to be included in the Company's proxy statement and form of proxy relating to the 2009 annual meeting, they must deliver a written copy of their proposal to the principal executive offices of the Company no later than November 24, 2008. To ensure prompt receipt by the Company, the proposal should be sent certified mail, return receipt requested. Proposals must comply with the Company's bylaws relating to shareholder proposals in order to be included in the Company's proxy materials. A copy of our bylaws is available upon written request.

Any shareholder proposal to be made at an annual meeting, but which is not requested to be included in the Company's proxy materials, must comply with the Company's bylaws. Proposals must be delivered between 30 and 60 days prior to the annual meeting; provided, however, that if less than 31 days' notice of the meeting is given to shareholders, the notice must be delivered within 10 days following the day on which notice of the meeting was mailed to shareholders.

March 17, 2008

EXHIBIT A: AUDIT COMMITTEE CHARTER

HCSB FINANCIAL CORPORATION
AUDIT COMMITTEE CHARTER

The Board of Directors of the Company has delegated to the Audit Committee the Board's responsibility for monitoring the audit function of the Company, which includes the selection of independent auditors, determination of the independence of the independent auditors, and internal auditing and internal accounting controls.

Members of the Audit Committee shall discharge their committee duties using their business judgement in accordance with standards prescribed for directors by applicable state corporate law and rules adopted from time to time by the Securities and Exchange Commission.

Membership of the Audit Committee

The Audit Committee is made up of three or more members of the Board of Directors who meet applicable independence standards and have the ability to read and understand basic financial statements.

Members of the Audit Committee are encouraged to make use of training opportunities and consultants to enhance their ability to perform their committee responsibilities.

Scope of Responsibilities

1. Recommend to the Board of Directors the selection of the Company's independent accountants, who shall be accountable to the Board of Directors and the Audit Committee, and, when appropriate, their dismissal.

2. Review with the independent accountants their independence under applicable standards of independence and report the results of the review to the Board of Directors.

3. On an annual basis, in conjunction with commencement of the annual audit, review the independent auditors' audit plan and consider its scope, staffing, reliance upon management and internal audit functions, general audit approach, and the methods, practices, and policies governing the audit work.

4. Review the budget, audit plans, changes in audit plans, activities, organizational structure, and qualifications of the internal audit department, as needed.

5. Approve all fees and other compensation (subject to de minimis exceptions as defined by law for non-audit services) to be paid to the independent auditors.

6. Pre-approve all audit and non-audit services (subject to de minimis exceptions as defined by law for non-audit services) provided by the independent auditors in accordance with applicable regulations. The Audit Committee may delegate its authority to pre-approve nonaudit services to one or more designated Audit Committee members. The decisions of the designated member(s) shall be presented to, and ratified by, the full Audit Committee at the next subsequent meeting.

7. In consultation with management, the independent auditors, and the internal auditors, review management's periodic evaluations of the Company's financial reporting processes and controls, including disclosure controls and procedures and internal controls, and all reports or attestations of the independent auditors on the Company's internal controls. Review significant financial risk exposures identified in such reports and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors and the internal audit department together with management's responses.

8. Meet with the independent accountants to review: (a) any problems encountered in the audit including any restrictions imposed by management; and (b) the adequacy and effectiveness of administrative, operating and accounting policies of the Company. Establish a communications channel for the independent accountants to be able to contact the Audit Committee directly without going through management.

9. Meet with the internal auditors to review: (a) any problems encountered in internal audits including any restrictions imposed by management; and (b) the adequacy and effectiveness of administrative, operating and accounting policies of the Company. Establish a communications channel for the internal auditors to be able to contact the Audit Committee directly without going through management.

10. Review and approve all significant proposed accounting changes.

11. Review and discuss with management and the independent auditors the Company's annual audited financial statements prior to the filing of its Form 10-K, including disclosures made in the "Management's Discussion and Analysis or Plan of Operation." Report to the Board of Directors the Audit Committee's recommendation of whether to include the audited financial statements in the Company's Annual Report on Form 10-K.

12. Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the filing of its Form 10-Q, including disclosures made in the "Management's Discussion and Analysis or Plan of Operation."

13. Investigate any matter which the Audit Committee deems to be in the interest of the Company and report its findings to the Board of Directors.

14. Review and approve any Audit Committee report to be included in the Company's proxy statement.

15. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

16. Discuss with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

17. Prior to releasing the annual audit report, discuss with the independent auditor the matters required to be discussed by Statement and Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

18. Review with the Chief Executive Officer/President, the Chief Financial Officer, financial and other relevant management, and the independent auditors the Company's annual and quarterly certifications as required by applicable regulations. Discuss (1) any significant deficiencies identified to the Audit Committee in the design or operation of financial accounting, reporting, disclosure controls and procedures, and internal controls, (2) the process used by the officers to certify the annual and quarterly reports, (3) any material issues or risk exposures identified during the certification process, and (4) the steps management has taken to monitor, control, and report such exposures and control deficiencies.

19. Receive and review with the independent auditors quarterly reports, and other reports if requested by the Audit Committee from time to time, prepared by the independent auditors concerning (i) the critical accounting policies and practices of the Company and (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management and the ramifications and preferred treatment of such information. Direct the independent auditors to provide to the Audit Committee, at the time they are sent to management, all material written communications between the independent auditors and management.

20. At least annually, obtain and review a report by the independent auditors describing (1) the independent auditors' internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review or peer review of the independent auditors or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues, and (3) all relationships between the independent auditors and the Company, so that the Audit Committee can assess the auditors' independence.

21. Ensure the rotation of the audit partners as required by law. At least annually, review and discuss with the independent auditors all relationships they have with the Company, including the provision of non-audit services, and the necessity for rotation of independent auditor personnel.

22. Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters. Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

23. Establish policies concerning the employment of employees and former employees of the independent auditors, including policies addressing legal requirements.

24. Review related party transactions on a quarterly basis, and approve only those which do not create or intensify existing conflicts.

Audit Committee Activities

1. The Audit Committee shall meet upon the call of its chairman and at such other times as it shall determine.

2. Meetings of the Audit Committee shall be open only to members of the Audit Committee and those invited to be present by the Audit Committee.

3. The Audit Committee is authorized to employ and consult with accountants, attorneys and other professionals to assist it.

4. The Audit Committee may meet together with the audit committees of the Company's subsidiaries but no person who is not a member of the Company's audit committee shall be entitled to vote on any matter considered by the Audit Committee.

5. The Audit Committee shall have unlimited access to all employees, books and records of the Company.

6. The Audit Committee shall report its activities and recommendations to the Board of Directors at any regular or special meeting of the Board of Directors.

7. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee's own performance.

8. Discuss with the Company's general counsel legal matters that may have a material impact on the financial statements of the Company's compliance policies.

Amendment or Repeal of Charter

The Board of Directors may amend or repeal this Charter and the duties of the Audit Committee at any time.

Limitation of The Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

EXHIBIT B: NOMINATING AND CORPORATE GOVERANCE CHARTER

HCSB FINANCIAL CORPORATION
NOMINATING AND CORPORATE GOVERANCE CHARTER

Purpose

The Nominating and Corporate Governance Committee (the "Nominating Committee") is appointed by the Board of Directors of HCSB Financial Corporation, ("the Company") to assist the Board in fulfilling its oversight responsibilities. The Nominating Committee also functions as the governance committee of the board of directors of the Company's subsidiary, Horry County State Bank (the "Bank"). References to the Company in this charter also include the Bank, and references to the Board include the Board of Directors of the Company, and the Bank. The Nominating Committee's primary purposes are: (1) to identify, screen, recruit, and nominate director candidates to the Board; (2) develop, recommend, and oversee corporate governance policies of the Company; and (3) establish and administer processes to evaluate the effectiveness of the Board, committees, and management.

The Nominating Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Nominating Committee has the ability to retain, at the Company's expense, such special legal, accounting, and other consultants and experts as its deems necessary in the performance of its duties. In addition, the Nominating Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates, including the sole authority to approve the search firm's fees and other retention terms.

Committee Composition, Meetings, and Procedures

The Nominating Committee shall consist of three or more directors, as determined by the Board, none of whom shall be executive officers or employees of the Company, and all of whom shall satisfy the independence requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and any stock exchange listing requirements applicable to the Company. The Nominating Committee's members and chair shall be appointed by the Board on the recommendation of the Nominating Committee. If the chair is not present or designated, the members of the Nominating Committee shall serve at the pleasure of the Board and may be removed in the discretion of the Board.

The Nominating Committee shall meet at least annually, or more frequently as circumstances dictate. The Nominating Committee shall conduct its meetings in accordance with the Company's bylaws. Except as limited by law, the Nominating Committee may form subcommittees for any purpose the Nominating Committee deems appropriate and may delegate to such subcommittees such power and authority as it deems appropriate.

Committee Powers, Authority, Duties, and Responsibilities

1. The Nominating Committee shall recommend to the Board criteria for the selection of new directors, evaluate the qualifications and independence of potential candidates for director, including any nominees submitted by shareholders under and in accordance with the provisions of the Company's Articles of Incorporation and Bylaws, and recommend to the Board a slate of nominees for election by shareholder any person to be considered to fill a Board vacancy or a newly created directorship resulting from any increase in the authorized number of directors.

2. When considering a person to be recommended for nomination as a director of the Company, the Nominating Committee shall consider the skills and background needed by the Company and possessed by the person, diversity of the Board, and the ability of the person to devote the necessary time to service as a director. The Nominating Committee shall also develop a list of criteria to be considered in evaluating director candidates.

3. The Nominating Committee shall recommend to the Board standards for determining director independence consistent with applicable legal or regulatory corporate governance requirements and review and assess those standards on a periodic basis. The Nominating Committee shall review the qualifications and independence of the members of the Board and its various committees on a regular periodic basis and make any recommendations it may deem appropriate concerning changes in the composition of the Board and its committees.

4. The Nominating Committee shall identify potential candidates for nomination as directors on an on-going basis, in such manner as the Nominating Committee deems appropriate.

5. The Nominating Committee shall oversee the orientation and continuing education of directors.

6. The Nominating Committee shall annually recommend to the Board director nominees for each Board committee. Recommendations should consider the qualifications of membership on each committee, the desirability of rotation among directors, and any limitation of the number of consecutive years a director should serve on a committee. The Nominating Committee shall also advise the Board on removal of any Board committee members.

7. The Nominating Committee shall receive comments from all directors and report annually to the Board on an assessment of the Board's performance, to be discussed with the Board following the end of each fiscal year. The Nominating Committee shall also establish and oversee an annual evaluation performance of management and oversee the annual self-assessment of the Board.

8. The Nominating Committee shall review and reassess at least annually the adequacy of the corporate governance principals of the Company and recommend any proposed changes to the Board for approval, including any changes in director fees and qualifications.

9. The Nominating Committee shall review and assess at least annually the Company's compliance with the corporate governance guidelines and the requirements established under the Sarbanes-Oxley Act and by applicable laws and regulations.

10. The Nominating Committee shall make reports to the Board at its next regularly scheduled meeting following the meeting of the Nominating Committee accompanied by any recommendation to the Board.

11. The Nominating Committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

12. The Nominating Committee shall annually review its own performance and present to the Board an annual performance evaluation of the Nominating Committee.

13. The Nominating Committee shall have such other authority and responsibilities as may be assigned to it from time to time by the Board.

END